RESERVOIR ANNUAL REPORT

2026



LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

This year marks an important milestone for Reservoir as we celebrate our fifth year as a publicly traded company. Since our public listing in 2021, we have remained focused on a consistent strategy of acquiring and developing high-quality music rights, enhancing the value of those assets, expanding our global footprint, and maintaining disciplined capital allocation. Five years later, that strategy continues to deliver meaningful results for our creators, our shareholders, and our business.

Fiscal 2026 was another strong year for Reservoir. We exceeded our financial guidance after raising it twice during the year and delivered double-digit growth in both revenue and adjusted EBITDA, while deploying approximately $120 million toward acquisitions and advances. These results reflect not only the strength of our portfolio, but also the disciplined execution of our team and the durability of our business model.

Our position as a partner of choice for world-class talent was reflected in a number of key transactions completed during the year. We were proud to begin or expand relationships with several legendary artists and notable music companies including:

- **Cultural icon Miles Davis** through a landmark transaction encompassing full publishing, some recorded music, and shared name-and-likeness rights, positioning us to commemorate his centennial through new brand partnerships, experiential events, and licensing initiatives.

- **Academy Award-winning composer Hans Zimmer** through a new worldwide administrative publishing deal covering Zimmer's catalog through his company, Remote Control Publishing, building on a relationship that dates to 2015 and included rights to numerous scores created by Zimmer.

- **Independent label Fool's Gold Records** through the acquisition of master catalog rights for artists including A-Trak and Danny Brown, alongside an ongoing marketing and distribution partnership via Reservoir's label platform.

Along with those exciting deals, we remain confident in our strategic commitment to high-growth international markets, particularly the MENA region and India, with a focus on driving growth through targeting premier local talent across international markets and helping spread that music across the globe. Through our Mumbai-based subsidiary, PopIndia, we signed Sri Lankan star Yohani, extended our publishing agreement with multi-Platinum Indian hip-hop artist DIVINE, and secured our first catalog acquisition in the market with Musicraft Entertainment. Across MENA, PopArabia continued to build its portfolio with acquisitions and active publishing deals while further strengthening our presence in a fast-growing market by acquiring regional digital distributor Viral Wave post-fiscal year end. This transaction adds distribution services to complement its existing publishing and label services and further enhances our ability to serve creators across the region. These investments reflect our belief that local expertise, strong market relationships, and long-term commitment create meaningful competitive advantages in regions where streaming adoption and music consumption continue to outpace more mature markets.



LETTER TO SHAREHOLDERS

Alongside this capital deployment, we continued to generate meaningful organic growth across our existing portfolio through diligent rights management, value enhancement initiatives, and our global marketing and synchronization efforts. Our music continued to resonate across film, television, advertising, gaming, and digital platforms, underscoring the enduring relevance and commercial appeal of our catalog and the experience our team brings to enhancing the value of these works.

Across all the markets in which we operate, technological advances continue to shape how we work. Beyond internal use cases that drive efficiency, we have expanded our use of artificial intelligence tools and technology to identify unclaimed royalty streams, correct attribution errors, and capture value across user-generated content platforms. At the same time, we remain actively engaged in conversations around AI and its impact on creative rights, advocating for frameworks that appropriately recognize and protect the contributions of human creators.

As we reflect on our five years as a public company, I am proud of the business we have built and the reputation we have earned. Reservoir's success is grounded in the trust of our creators, the expertise of our team, and a disciplined strategy that continues to create long-term value. As the first female-founded and female-led U.S.-based publicly traded independent music company, we remain committed to serving our creators, expanding our global platform, and helping shape the future of the music industry.

I would like to thank our shareholders for their continued support, the talented team for their dedication, and the extraordinary creators who entrust us with their works.

Sincerely,

Golnar Khosrowshahi
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-39795

RESERVOIR MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-3584204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**200 Varick Street
Suite 801
New York, New York 10014**

(Address of principal executive offices, including zip code)

(212) 675-0541

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share (the "*Common Stock*")	RSVR	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock, each at an exercise price of $11.50 per share	RSVRW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates, computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $167,090,553.

As of May 19, 2026, there were 65,661,714 shares of Common Stock of Reservoir Media, Inc. issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference to the registrant's definitive proxy statement relating to the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

RESERVOIR MEDIA, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2026

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K("***Annual Report***") of Reservoir Media, Inc. (hereinafter the "***Company***", the "***Registrant***", "***our***", "***we***", "***us***", or "***Reservoir***") on Form 10-K contains certain information that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "***Securities Act***"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), that are not historical facts, and are intended to be covered by the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" regarding the Company's financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as "expect," "believe," "anticipate," "predict," "project," "target," "goal," "intend," "continue," "could," "may," "might," "shall," "should," "will," "would," "plan," "possible," "potential," "estimate," "seek", "ongoing", "objective" and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. In addition, any statements that refer to expectations, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management's current expectations, projections and beliefs based on information currently available. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company that may cause its actual business, financial condition, results of operations, performance and/or achievements to be materially different from any future business, financial condition, results of operations, performance and/or achievements expressed or implied by these forward-looking statements. For Reservoir, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include, without limitation:

- market competition, including, among others, competition against other music recording and publishing companies;

- our ability to identify, sign and retain songwriters and recording artists;

- the increased expenses associated with being a public company;

- our international operations, which subject us to the trends and developments of other countries, including the impact of tariffs imposed or threatened by the United States or foreign governments, as well as the fluctuations of the currency exchange rate;

- our ability to attract and retain key personnel;

- risks associated with strategic acquisitions or other transactions, including, among others, business acquisitions, combinations, investments and joint ventures;

- the impact of digital music services on our marketing and distribution and the possible changes in the terms of the licensing agreements with such services, including, among others, those governing royalty rates;

- the impact of legislation that may affect the terms of our contracts with songwriters and recording artists;

- the possibility that streaming adoption or revenues may grow less rapidly or level off in the future;

- the impact of natural or human-made disasters, global health pandemics or prolonged geopolitical conflict on our business, cash flows, financial condition and results of operations;

- our ability to maintain effective internal control over financial reporting ("***ICFR***") and disclosure controls and procedures ("***DCPs***"), including our ability to remediate potential material weakness in ICFR and the timing of any such remediation, as well as the ability to maintain effective DCPs;

- our ability to obtain, maintain, protect and enforce our intellectual property rights;

- our involvement in intellectual property litigation, including, among others, any assertions or allegations of infringement or violation of intellectual property rights by third parties;

- the impact of digital piracy on our business, cash flows, financial condition and results of operations;

- the impact of Artificial Intelligence ("*AI*"), including Generative AI on our business;

- our ability to maintain and protect the information security relating to our employees, customer, vendors and our music;

- the impact of evolving laws and regulations relating to, among others, data privacy, consumer protection and data protection, as well as the rights granted to songwriters and recording artists under the U.S. Copyright Act;

- the ability to generate sufficient cash to service all of our indebtedness, and the risk that we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful and depends on many factors, some of which are beyond our control;

- our indebtedness levels, and the fact that we may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness;

- the volatility of our stock price, which could subject us to securities class action litigation;

- negative reports published by securities or industry analysts, or the lack of research or reports published by such analysts;

- the potential exercise and/or redemption of our Warrants;

- future sales by our stockholders and the potential exercise of their registration rights;

- stockholder activism or unsolicited acquisition proposals, and any related impact on our business or ability to achieve our long-term strategic objectives; and

- other risks and uncertainties, including those listed under Part I, Item 1A."*Risk Factors*."

Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in Part I, Item 1A. "***Risk Factors***," and actual results may differ materially from those anticipated in these forward-looking statements. Because some of these risks and uncertainties cannot be predicted or quantified, you should not rely on our forward-looking statements as predictions of future events. The Company's securities filings can be accessed on the EDGAR section of the SEC's website at *www.sec.gov*. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this Annual Report with the understanding that actual future events or future performance might be materially different from our expectations.

PART I

Item 1. Business

Our Company

Reservoir Media, Inc., together with its wholly-owned subsidiaries (the "*Company*", "*we*", "*our*", "*us*" and "*Reservoir*"), is one of the world's leading independent music companies. We operate a music publishing business, a recorded music business, and a management business.

We have two reportable segments — Music Publishing and Recorded Music. We represent copyrights and master recordings dating back as far as the early 1900s through today, with hundreds of #1 releases worldwide. Our growth has been partially based on Music Publishing and Recorded Music catalog acquisitions as well as a strategic expansion of our writer and artist rosters.

Our Music Publishing business contributed approximately $117 million to our revenues for the year ended March 31, 2026, representing approximately 66% of our revenues. The publishing catalog includes historic compositions written and performed by greats like Joni Mitchell, Miles Davis, The Isley Brothers, Sonny Rollins, and Louis Prima. We also represent contemporary writer-performers such as Snoop Dogg, Sheryl Crow, and Killer Mike. Our roster of active songwriters, including Ali Tamposi, Jamie Hartman, Oak Felder, and Steph Jones, has contributed to hit songs performed by the likes of Ariana Grande, Sabrina Carpenter, SZA, Dua Lipa and more.

Our Recorded Music business contributed approximately $52 million to our revenues for the year ended March 31, 2026, representing approximately 29% of our revenues. The Recorded Music business includes Chrysalis Records LTD ("*Chrysalis Records*"), Tommy Boy Music ("*Tommy Boy*") and Reservoir Recordings, which markets and distributes a variety of the Company's recorded assets, including labels such as Philly Groove Records, Amherst Records, AVCO Records, Jamdown Records, Off Road Records, Easy Street Records and New State Music. Together this label division represents recordings by artists including De La Soul, Queen Latifah, The Delfonics, Sinéad O'Connor, Coolio, Louis Prima and The Spinners, among others.

Recent Developments

On March 4, 2026, we announced that the Company's Board of Directors (the "*Board*") formed a special committee of independent and disinterested directors of the Board (the "*Special Committee*") to evaluate (i) an unsolicited, non-binding, and conditional indication of interest received on February 12, 2026, from the Company's shareholder, Irenic Capital Management LP ("*Irenic*"), pursuant to which Irenic proposes to acquire all of the Company's outstanding equity at a price of between $10.00 and $11.00 per share in cash, and (ii) an unsolicited, preliminary non-binding proposal received on March 3, 2026 from two of the Company's shareholders, Richmond Hill Investment Co. LP ("*Richmond Hill*") and Wesbild, Inc. ("*Wesbild*" and, together with Richmond Hill, "*Wesbild/Richmond*"), pursuant to which Wesbild/Richmond proposes to acquire all of the outstanding shares of common stock of the Company that are not already owned by Wesbild/Richmond at a price of $10.50 per share in cash (together, the "*Proposals*"). On May 1, 2026, we announced that the Special Committee engaged Morgan Stanley & Co. LLC as its financial advisor and Wachtell, Lipton, Rosen & Katz as its legal counsel in connection with the Special Committee's evaluation of the Proposals. There can be no assurance that any definitive agreement will result from either of the Proposals or that any transaction will be consummated with Irenic, Richmond Hill, Wesbild or any other party.

Our History

Established in 2007, we are an active music company that owns and administers rights, and our strategy has been to scale our business through both strategic catalog acquisitions and long-term ownership of rights.

In 2010, we acquired TVT Music Publishing, which included rap, hip — hop and pop music of the 1990s and 2000s. We then acquired Philly Groove Records, which included our first recorded music assets and additional publishing hits, including the Delfonics' "Ready or Not Here I Come (Can't Hide From Love)," which has been covered by artists ranging from The Fugees to Missy Elliot.

In 2012, we acquired Reverb Music and its roster of active songwriters, diversifying holdings in the United Kingdom ("*U.K.*") and adding film and television music. We also acquired the FS Media collection of catalogs in 2014, adding the catalogs of Sheryl Crow, John Denver, Billy Strayhorn, Evanescence and Creed, among others.

In 2015, we expanded our catalog of film music with Hans Zimmer's portfolio of film scores dating back to 1989's *Driving Miss Daisy* and including *The Lion King*, *Gladiator*, and the *Dark Knight* franchise, among others. In 2020, we created a frontline film production music investment initiative with Atlantic Screen Group. In 2022, we invested in the royalty streams of Henry Jackman's portfolio of film scores, which included those from the *Captain America*, *Jumanji* and *Kingsman* franchises.

We acquired London-based Blue Raincoat Music Ltd and its label platform Chrysalis Records in 2019, thereby adding recorded music operations to our business, as well as the sound recordings of Sinéad O'Connor, The Specials, Generation X, and The Waterboys.

Our 2020 acquisitions of Hearts Bluff and Shapiro Bernstein brought titles from the likes of Elvis, Kool & the Gang, Garth Brooks and Roy Orbison, as well as titles from the turn of the century to our portfolio. Additionally, through more individual or estate acquisitions over the last five years, we have added catalogs from luminaries such as Miles Davis, Sonny Rollins, Louis Prima, Bob Crewe, Mannie Fresh, Alabama, Fred Rister and many others.

In 2021, we acquired United States ("*U.S.*") based record label Tommy Boy, which gave us ownership over recordings by hip-hop artists whose careers launched via the label, including Queen Latifah, Afrika Bambaataa, Digital Underground, Coolio, De La Soul, House of Pain and Naughty By Nature.

We have continued to grow through acquisitions, including the publishing catalog of Lastrada Entertainment, U.K. dance and electronic label New State, assets from independent record label Fool's Gold Records, recordings by the Marshall Tucker Band, and more. We have also established Reservoir Recordings to market and distribute a variety of the Company's recorded assets.

With a focus on being a full-service music company, we strategically expanded to include management services through Big Life Management and Blue Raincoat Artists in the U.K. In tandem with this diversification, we have concentrated on markets that we expect to represent much of the future growth in the music industry. To this end, we acquired a controlling stake in PopArabia in January 2020 with a focus on signing artists, acquiring catalogs and establishing a rights management company in the Middle East and North Africa ("*MENA*") region. In 2025, we launched a new subsidiary, PopIndia, based in Mumbai, India.

During the previous five years, we have deployed and committed over $600 million in capital through the acquisitions, frontline deals and other initiatives outlined above.

Industry Overview

The global music entertainment industry has experienced significant growth. Within the larger music entertainment space, we believe the music publishing and recorded music segments are thriving.

Streaming, particularly paid subscription streaming, was a key driver for industry growth in 2025. According to the International Federation of the Phonographic Industry ("*IFPI*"), streaming's share of global recorded music revenues was 69.6% in 2025, surpassing $22 billion. Additionally, subscription streaming revenues grew by 8.8% in 2025, representing approximately $16.6 billion or 52.4% of global recorded music revenues. This growth has been driven by an increase in subscribers and usage alike, as well as price increases. The total number of music subscribers globally grew by approximately 11.3% to 837 million in 2025, up from 752 million in 2024.

Streaming growth in emerging markets is having an outsized impact on the industry and global recorded music revenues. The IFPI reports that China overtook Germany to become the fourth largest recorded music market and increased revenues by 20.1% in 2025, making it the fastest growing market in the top 20 this past year. MENA, as a region, was the second fastest growing region in 2025 at 15.2% increase in revenues, with streaming accounting for 97.5% of that revenue. Sub-Saharan Africa also grew by 15.2%, with revenues surpassing $120 million for the first time.

Beyond growth in paying subscribers, we believe recent developments suggest that streaming pricing may have room for further optimization. In February 2026, Amazon Music raised prices for its Music Unlimited subscribers in the U.S. and U.K., following price increases in 2023. In February 2026, Spotify increased prices for U.S. premium subscribers. The increase marks Spotify's third increase in three years. In 2024, Spotify increased prices for U.S. premium subscribers, following previous price raises in 2023 in 65 countries for the individual, duo, family and student plans. YouTube and Deezer have not increased prices since 2023, and Apple last raised prices of its individual and family plans in the U.S. in 2022.

Data across industry reports demonstrates the increasing importance of emerging markets and non-English content, an area in which we have made investments, including in India and MENA. In the Music in the Air 2025 report, Goldman Sachs estimated that emerging markets will contribute to 75% of net streaming subscriber additions by 2035. Luminate also reported that while the U.S., Mexico, Brazil, and Germany account for nearly half (48.9%) of all global premium streams, other markets continue to make gains. Notably, India, which is predominantly an ad-supported market (84%), grew its premium streams by 42% this year. Additionally, Latin America converted to premium streams at the highest rate (nearly 4%) with Mexico driving that rate. In their 2025 Loud & Clear report, Spotify noted that the artists who generated at least $500,000 on the platform represented 75 different countries, up from 66 in 2024. Additionally, in 2025, songs in 16 different languages reached Spotify's Global Top 50, which is more than double the number in 2020.

The traditional music revenue sources of live music, touring and physical sales continue to be robust. Physical sales rebounded in 2025, with revenues growing by 8.0%, accounting for $5.3 billion in revenue, according to the IFPI. According to the IFPI, the recorded music industry experienced an eleventh consecutive year of growth in 2025, up 6.4% to $31.7 billion.

In addition to their noted popularity with consumers, music monetization platforms are now proactively engaging with the music entertainment industry to properly compensate rightsholders for music use. For example, Reservoir has direct licensing agreements with platforms including TikTok, Meta and Snap. These music monetization platforms now fit into the broader music entertainment industry licensing landscape and have helped expand access to and listenership of music globally.

Regulatory Environment and Trends

Increased government intervention to curb piracy and improve monetization rates for content owners helps secure the future of the industry. We currently expect government interventions in the U.S. and the European Union ("*EU*") to result in additional increased revenues for the music entertainment industry, at least in the near-term.

Music Modernization Act (the "*MMA*"). In 2018, the U.S. enacted the MMA, which resulted in reforms to music licensing through the regulation of digital music services' relationships to content owners. This includes improving the way digital music services procure mechanical licenses, requiring digital radio services, such as SiriusXM and Pandora, to make royalty payments to recording artists for recordings before 1972 and providing for direct payments of royalties owed to producers, mixers and engineers when their original works are streamed on non-interactive webcasting services.

Copyright Royalty Board (the "*CRB*"). The CRB oversees rate courts and publishing royalty rate setting. Historically, the CRB's issuing of updated royalty rates and terms favoring publishers has been contentious for other stakeholders in the industry (i.e., digital service providers or recorded music companies), whose share of the pie would lessen with increased publishing royalties. As a result, they have appealed recent increases, causing the payment of updated higher royalties to publishers to be delayed at various times. The publishing industry and its advocacy organizations have in turn fought these appeals. Publishers are currently awaiting true-ups from the 2018-2022 increased rate. During 2022, The National Music Publishers' Association ("*NMPA*"), the Nashville Songwriters Association International and the Digital Media Association announced a settlement regarding the U.S. mechanical streaming royalty rates for 2023-2027. In December 2022, the CRB published final regulations adopting those headline rates, which escalate from

15.15% of total revenue in 2023 to 15.20% in 2024 and then a half of a tenth of a percentage point increases in each of the next three years, peaking at 15.35% in 2027. This settlement changed other key factors in U.S. mechanical streaming rates, including increases to per-subscriber minimums and Total Content Costs ("*TCC*"). In 2026, the CRB began its Phonorecord V rate-setting proceeding, which will determine rates for 2028-2032.

European Union Copyright Directive. In 2019, the EU passed legislation to protect music rightsholders and recording artists. The legislation was designed to limit safe harbors from liability for copyright infringement and to ensure that rightsholders and recording artists are remunerated fairly when their music is shared online by user-uploaded content services.

EU AI Act. In 2023, the European Parliament and the Council of the EU enacted The AI Act, the first-ever legal framework aimed at addressing the risks of AI. The AI Act aims to provide AI developers and deployers with clear requirements and obligations regarding specific uses of AI to protect intellectual property owners and rightsholders.

There is currently no comprehensive federal legislation or regulations in the U.S. to regulate AI. However, in the 2025 legislative session, all 50 states, Puerto Rico, the Virgin Islands, and Washington, D.C., introduced legislation on this topic. Additionally, 38 states adopted or enacted approximately 100 measures this year. One example of prospective federal legislation, initially introduced in November 2024, is the Transparency and Responsibility for Artificial Intelligence Networks Act (TRAIN Act), backed by numerous music industry groups, including the three major music companies, Sony Music Entertainment, Universal Music Group and Warner Music Group. As of January 2026, the TRAIN Act has been reintroduced in the Senate and introduced for the first time in the House of Representatives. Among other propositions, the law would require AI developers to disclose the materials they used to train their AI models. Separately, the Content Origin Protection and Integrity from Edited and Deepfaked Media Act (COPIED Act) was also initially introduced in 2024 and reintroduced in 2025. The COPIED Act would, if enacted, make it unlawful to use copyrighted works to train AI without permission.

Music Publishing

Music Publishing Industry Overview

The music publishing industry involves the identification and development of songwriters to create, market and promote compositions, as well as licensing and acquisition of rights in musical compositions from content owners, such as publishers, songwriters, composers and other rightsholders. Music & Copyright classifies music publishing revenues based on four main royalty sources: digital, performance, synchronization and mechanical. According to Music & Copyright, the global music publishing industry generated $10.8 billion in revenue in 2025, a greater than 9% increase from $9.9 billion in 2024.

Royalties & Revenue Generation

Music publishers generally generate revenues by receiving royalties pursuant to public performance, digital, mechanical, synchronization and other licenses. In the U.S., music publishers collect and administer mechanical royalties, and statutory rates are established pursuant to the U.S. Copyright Act of 1976, as amended, for the royalty rates applicable to musical compositions for sale and licensing of recordings embodying those musical compositions. In the U.S., public performance income is administered and collected by music publishers and their performing rights organizations, and, in most countries outside the U.S., collection, administration and allocation of both mechanical and performance income are undertaken and regulated by governmental or quasi-governmental authorities. Throughout the world, synchronization licenses are generally subject to negotiation with a prospective licensee, and music publishers pay a contractually required percentage of synchronization income to the songwriters or their heirs and to any co-publishers.

Performance royalties generate revenue through live performance and digital performance of musical compositions to the general public, including via broadcast of musical compositions on television, radio and cable, live performance at a concert or other venue (*e.g.*, arena concerts, nightclubs), broadcast of musical compositions at sporting events, restaurants or bars, and the performance of musical compositions in staged theatrical productions, known as grand rights.

Digital royalties include the licensing of recorded music in various digital formats and digital performance of musical compositions to the general public, such as streaming and download services.

Mechanical royalties are generated through the sale of recorded music in various physical formats, including vinyl, CDs and DVDs.

Synchronization royalties stem from the use of the musical composition in combination with visual images. This includes films or television programs, television commercials, video games and merchandising, toys or novelty items.

Music publishing also generates royalties from the licensing of copyrights for use in printed sheet music.

In the U.S., mechanical royalties are collected directly by music publishers, from The Mechanical Licensing Collective (the "*MLC*"), the nonprofit organization designated by the U.S. Copyright Office to distribute mechanical royalties for streaming pursuant to the MMA, recorded music companies or via The Harry Fox Agency, a non-exclusive licensing agent affiliated with the Society of European Stage Authors and Composers ("*SESAC*"). Outside the U.S., mechanical royalties are collected directly by music publishers or from collecting societies.

Throughout the world, publishers collect performance royalties directly or on behalf of music publishers and songwriters by performance rights organizations and collecting societies. Key performing rights organizations and collecting societies include American Society of Composers, Authors and Publishers ("*ASCAP*"), Broadcast Music Inc. ("*BMI*") and SESAC in the U.S., the Mechanical-Copyright Protection Society and the Performing Right Society in the U.K., and the Society of Composers, Authors, and Music Publishers of Canada and the Canadian Musical Reproduction Rights Agency in Canada.

The societies pay a percentage (which is set in each country) of the performance royalties to the copyright owner(s) or administrators (i.e., the publisher(s)), referred to in the industry as the "publisher's share," and a percentage directly to the songwriter(s), referred to in the industry as the "writer's share" of the composition. Typically, the percentage split is 50% to the publisher's share and 50% to the writer's share, but this can vary. Thus, the publisher generally retains the performance royalties corresponding to its share of the work, other than any amounts they are contractually required to pay through to their clients (other publishers or writers).

Reservoir's Music Publishing Business

The operations of our Music Publishing business are conducted through all of our offices, as well as various subsidiaries and sub-publishers. We own or control rights to a vast collection of compositions, including numerous pop hits, American standards, and motion picture and theatrical compositions. Our award-winning catalog boasts a diverse range of genres, including pop, rock, jazz, classical, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative and gospel.

As a copyright owner or administrator of musical compositions, we promote, place, market and administer the use of our musical compositions, in addition to the creative outputs of our active songwriters. For example, we encourage recording artists to record and include our musical compositions in their recordings, offer opportunities to include our musical compositions in filmed entertainment, advertisements and digital media, and advocate for the use of our musical compositions in live stage productions. In return, our Music Publishing business garners a share of the revenues generated from use of those musical compositions via the royalties outlined above.

We continually add new musical compositions to our catalog and seek to acquire rights in musical compositions that will generate revenues over the long term. We acquire copyrights or portions of copyrights and administration rights from songwriters or other third-party holders of rights in musical compositions.

Composers' and Songwriters' Contracts

We derive our rights through contracts with composers, songwriters or their heirs, and third-party music publishers. In some instances, those contracts grant up to either 100% or some lesser percentage of copyright ownership in musical compositions and/or administration rights. In other instances, those contracts only convey to us rights to administer musical compositions for a period of time without conveying a copyright ownership interest. Our contracts grant us exclusive use rights in the jurisdictions concerned excepting any pre-existing arrangements. Many of our contracts grant us rights on a global basis. We customarily possess administration rights for every musical composition created by the songwriter or composer during the exclusive term of the contract.

While the duration of the administration rights under contracts may vary, some of our contracts grant us ownership and/or administration rights for the duration of copyright. See "— *Intellectual Property — Copyrights.*" U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time. See "*Risk Factors — Risks Related to Intellectual Property and Data Security — We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright Act, which may adversely affect our business, cash flows, and financial condition.*"

Recorded Music

Recorded Music Industry Overview

The recorded music industry involves the identification and development of artists to create, market and promote recordings (*i.e.,* a specific recording of a composition). According to the IFPI, the recorded music industry generated $31.7 billion of revenue globally in 2025, reflecting year-over-year growth of 6.4%.

Royalties & Revenue Generation

As with Music Publishing, the Recorded Music business also generates royalties but for the use of sound recordings, including digital, physical, synchronization and performance rights. Digital formats include streaming, downloads and the ongoing proliferation of access points like video gaming and social media. Physical formats include CDs, vinyl albums and cassettes. Synchronization royalties stem from the use of the musical composition in combination with visual images. In Recorded Music, public performance royalties are known as neighboring rights and are generated through broadcast of music on television, radio and cable and in public spaces such as shops, workplaces, restaurants, bars and clubs. Throughout the world, collection societies in various territories collect royalties from neighboring rights to be distributed to artists, record labels and other sound recordings rights holders.

Reservoir's Recorded Music Business

Our Recorded Music business consists of three types of sound recording rights ownership. The first type is the active marketing, promotion, distribution, sale and licensing of newly created frontline sound recordings from current artists. The second type is the active marketing, promotion, distribution, sale and licensing of previously recorded and subsequently acquired catalog recordings. The third type is the acquisition of full or partial interests in existing record labels, sound recording catalogs or income rights to a royalty stream associated with an established recording artist or producer. Acquisition of these income participation interests is typically in connection with recordings that are owned, controlled and marketed by the major record labels.

Sales, Distribution & Royalties

We generate revenues from the new releases of frontline artists and our recording catalog. We also actively repackage music from our catalog to form new products. The distribution of these products is handled by a network of partners that includes Proper, Alliance and MERLIN. Through this distribution network, our music is marketed, distributed and sold to retail and wholesale distributors, various distribution centers and ventures operating internationally, and digital partners, including streaming services. We distribute select recordings and video products, including the Tommy Boy catalog, directly to digital music services through licenses we secure via our membership with MERLIN. MERLIN is one of the top global digital rights agencies in the world, negotiating licenses on behalf of many independent record labels, distributors and other music rightsholders.

In connection with the digital distribution of our music, we currently partner with a broad range of digital music services, such as Amazon, Apple, Deezer, Spotify, SoundCloud, Tencent Music Entertainment Group and YouTube; radio services, such as iHeart Radio, Pandora and SiriusXM; fitness platforms, such as Apple Fitness+, Equinox, and Peloton; and social media outlets, such as Facebook, Instagram, Snapchat and TikTok. We are actively seeking to further develop and grow our digital business.

Streaming services stream our music on an ad-supported or paid subscription basis. In addition, downloading services download our music on a per-album or per-track basis. In digital formats, per-unit costs that relate directly to physical products, such as manufacturing, inventory, and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments needed to produce, market and license digital products, it is reasonable to expect that we will generally derive a higher contribution margin from streaming and downloads than from physical sales.

We or our distributor will enter into license agreements with digital music services to make our music available for access in digital formats, such as streaming and downloads. We then provide digital assets for our music to these services in an accessible form. License agreements with these services establish our fees for the distribution of our music, which vary based on the service. We typically receive accounting from these services on a monthly basis, detailing the distribution activity, with payments rendered on a monthly basis. Since the emergence of digital formats, our business has become less seasonal in nature.

We sell our physical recorded music products through a variety of different retail and wholesale outlets, including music specialty stores, general entertainment specialty stores, supermarkets, mass merchants and discounters, independent retailers and other traditional retailers. Although some of our retailers are specialized, many of our customers offer a substantial range of products other than music. Most of our physical sales represent purchases by a wholesale or retail distributor. Our sale and return policies are in accordance with wholesale and retail distributor's requirements, applicable laws and regulations, jurisdictional and customer-specific negotiations and industry practice.

Recording Artists' Contracts

Our recording artists' contracts define the commercial relationship between our recording artists and our record labels. In accordance with the terms of the recording artists' contracts, the recording artists receive royalties based on sales and other uses of their music. For recordings that we acquire as part of a catalog acquisition, we do not have the ability to negotiate these recording artists' contracts, and as a result, we step into the position of the previous catalog owner, which typically grant us ownership for the duration of copyright. For our frontline recording artists' we negotiate recording contracts with recording artists that define our rights to use the recording artists' music. We customarily provide up-front payments to frontline recording artists, called "advances," which are recoupable by us from future amounts otherwise payable to such recording artists. We typically structure agreements with new frontline artists as net profit deals, whereby the artist receives a portion of the net profits after deducting all costs from the gross revenue.

See "— *Intellectual Property — Copyrights.*" U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time. See "*Risk Factors — Risks Related to Intellectual Property and Data Security — We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright Act, which may adversely affect our business, cash flows, and financial condition.*"

Our Competitive Strengths

Value Enhancement

Our global synchronization team is dedicated to marketing and licensing our music for use in films, trailers, television content, advertisements and video games. For the year ended March 31, 2026, synchronization accounted for 13% of our total revenues. Digital licensing covers platforms that extend from social media, background music, and home fitness to music education and music therapy. We currently expect our team's active pursuit of these distribution opportunities to enhance the value of the intellectual property and bring in new revenue streams to our songwriters and artists over time.

Platform Positioned for Growth

We have made investments in an infrastructure that we expect to leverage as we continue to scale our Music Publishing business. Within our Recorded Music business, we have completed and integrated the acquisitions of entire labels, including Chrysalis Records, Tommy Boy and New State, and believe we are well-positioned to ingest additional master recordings into our platform resulting in additional operating leverage as we scale.

Well-Positioned to Capitalize on the Growth of the International Music Industry Driven by Streaming

In its 2026 Global Music Report, the IFPI reported that global recorded music industry revenues grew 6.4% in 2025, marking an eleventh consecutive year of growth. That growth was driven by streaming revenue, which grew 7.7% overall. In particular, in 2025 paid subscription accounts rose to 837 million users, which accounted for approximately $16.6 billion in revenue, an increase of 8.8% year-over-year, and represented over 52.4% of total global recorded music revenues.

Emerging Markets Presence and Investments in Local Content

According to the IFPI, every region the organization monitors grew recorded music revenue year-over-year in 2025, with four regions reporting double digit gains. Notably, the fastest growing region was Latin America with a 17.1% recorded music revenue increase for 2025, while China posted the fastest growth for an individual market, with recorded music revenue growth of 20.1%. MENA was the second fastest growing region with recorded music revenues increasing by 15.2% in 2025. We believe Reservoir's stake in PopArabia has put us in the position to capture growth in MENA. Since our PopArabia investment, we have signed artists and acquired catalogs from India and the MENA region, ranging from indie tastemakers like Zeid Hamdan to regional superstars like Mohamed Ramadan and Nancy Ajram. We have also established the PopArabia subsidiary ESMAA, which is a United Arab Emirates-based rights management entity working with global music rights organizations, music publishers, songwriters, record labels and artists to ensure their music and rights are fully administered and licensed in the region. In addition, in 2025, we established a subsidiary, PopIndia based in Mumbai, India. As a full-service music company, PopIndia is focused on signing and developing regional talent and acquiring catalogs across publishing and recorded music.

We continue to be focused on acquiring and developing music content in the emerging markets to capture the higher expected growth in such regions and diversify our catalog with both global and regional content.

Experienced Leadership Team

The Reservoir team is experienced in the music entertainment business, with a firm commitment to executing on its strategy. Reservoir has sustained no executive management turnover since inception, resulting in a team with long-term cohesion and a strong incentivization to further scale the business and increase shareholder value.

Advocacy & Educational Efforts

Advocating for our creators is important to our business. We have Board representation at leading industry non-profits across the globe, including MusiCares, Songwriters Hall of Fame, Silkroad, the NMPA, the MLC, International Confederation of Music Publishers ("*ICMP*"), and the IMPF, where we lead the charge on advocating for songwriter rights, artist rights and fair compensation.

In addition, Reservoir also supports educational initiatives focused on providing insights on the music industry and preserving the legacies of creators, so their music resonates for generations to come. These initiatives include Founder and Chief Executive Officer Golnar Khosrowshahi or other staff speaking at Columbia Business School, Oxford University, New York University and Syracuse University.

Our Growth Strategies

Strategic Acquisitions

Asset and company acquisitions have been our path to growth since inception. We plan to continue to execute on our disciplined approach to acquisition strategy of acquiring high-quality copyrights and recordings, including executing transactions on an off-market basis at an attractive return and capitalizing on upside potential with our value enhancement capabilities.

Active Songwriter and Artist Roster

We plan to continue expanding our active songwriter and artist roster. Our creative services, the existing roster and our value enhancement platform all contribute to our ability to attract clients across genres and maintain our status as a trusted global partner. We remain focused on unique talent that represents diversity across a variety of genres and sounds. We also partner with our talent to create new music, some of which tops the biggest music charts, helping to grow our presence in the contemporary music marketplace and achieve increased market share.

Embrace Commercial Innovation with New Digital Distributors and Partners

Over the past several years, we have seen licensing growth from in-home fitness platforms, with licenses issued to Peloton, Equinox and Apple Fitness+, among others. We expect our licensing volume to increase and extend to other new market entrants and digital platforms across social media, music education and other categories, such as online gaming platforms. These licenses and the associated revenues are on balance accretive to our overall revenues, and we view being on the forefront of digital licensing as a significant growth area for us. We are equally focused on our strategy of the active issuance of licenses and the pursuit of copyright infringement.

Our Songwriter and Recording Artist Value Proposition

Below is an overview of the creative and commercial services we provide to our songwriters and recording artists.

Creative Partnership

Our staff has experience identifying and contracting with songwriters and recording artists who are capable of both producing immediate hits and the market potential for longevity and lasting impact. To that end we offer tailored creative support and resources across our music publishing and recorded music frontline creators, helping to achieve commercial and critical success.

In addition to supporting frontline creators, our creative team also identifies catalog opportunities, developing relationships with creators who have ceased releasing new music or with their estates. The team offers bespoke services to support the success of those catalogs, which often continue to appeal to audiences long after creators stop releasing new music. We endeavor to maximize the value of our composition and recorded music catalog through innovative marketing initiatives. For recorded music, we also use our catalog as a source of material to curate re-releases, compilations, box sets and special package releases, which provide consumers with incremental exposure to familiar music and recording artists.

Our longstanding relationships within the creative community also provide our creators with a wide network of collaborators, which is an important part of helping their long-term success. Our creative and artist and repertoire ("A&R") teams are further complemented by our marketing services team, which provides high-touch, bespoke services.

Marketing and Promotion

We are experienced in value enhancement with a proven record of success in marketing and promotion, including via direct relationships at digital music service and social media networks, as well as press, film, television and platforms for music entertainment.

For our Music Publishing business, our goal is to promote our songwriters' interest in their music, enhance the value of those copyrights and promote their work and legacies as creators. Our goal for our Recorded Music business is to set up new frontline releases from emerging and established acts for success, while furthering the success of catalog releases and legacy artists. With experience across music publishing and recorded music, our marketing team executes long-term campaigns and adapts quickly to changes in the marketplace. In addition, our synchronization team adds value to our songwriters' and recording artists' music by marketing and licensing it for use in films, trailers, television content, advertisements and video games.

Global Reach and Local Expertise

Our team is distributed across our offices from Los Angeles to Mumbai and operates as a global team. The size of our team allows us to be nimble, and the geographic distribution enables us to look at music through a culturally relevant lens, as necessitated by different regions.

Competition

We believe we are competitive in the music publishing and recorded music industries because of our reputation among creators and content owners and our value enhancement capabilities. In addition to competing against the major music companies, we also compete against the many other independent music companies. To a lesser extent, we compete with other ways consumers use their disposable income for media and entertainment. However, many of these alternatives present an opportunity for monetization for our business (*e.g.*, television, films and video games — all of which contain and license music).

The music publishing industry is highly competitive and dominated by three companies. Sony Music Publishing, Universal Music Publishing Group and Warner Chappell Music account for a significant majority of global music publishing revenues with many smaller participants, including individual songwriters who self-publish their work, accounting for the remainder of global music publishing revenues.

The recorded music industry is also highly competitive and dominated by three companies. The three largest recorded music companies — Universal Music Group, Sony Music Entertainment and Warner Music Group — account for approximately 70% of global recorded music revenues, according to Music & Copyright and public company filings. Outside of these three companies there are numerous participants, including independent recorded music companies, that collectively account for approximately 30% of the global recorded music market.

Intellectual Property

Copyrights

Our business is dependent on our ability to maintain rights in musical compositions and sound recordings through copyright protection.

In the U.S., copyright protection for "works made for hire" (*i.e.*, works of employees or certain specially commissioned works) created on or after January 1, 1978 generally lasts for 95 years from first publication or 120 years from creation, whichever expires first. The period of copyright protection for works created on or after January 1, 1978 that are not "works made for hire" lasts for the life of the author plus 70 years. All works that were created and published or registered in the U.S. prior to January 1, 1978 generally hold copyright protection for 95 years, subject to compliance with certain statutory provisions including notice and renewal. Additionally, the MMA extended federal copyright protection in the U.S. to sound recordings created prior to February 15, 1972. The duration of copyright protection for such sound recordings varies based on the year of publication, with all such sound recordings receiving copyright protection for at least 95 years, and sound recordings published between January 1, 1957 and February 15, 1972 receiving copyright protection until February 15, 2067.

The term of copyright in the U.K. and in the EU for musical compositions in all member states lasts for the life of the author plus 70 years.

In the EU, the term of copyright for sound recordings lasts for 70 years from the date of release for sound recordings that were still in copyright on November 1, 2013 and lasts for 50 years from date of release for sound recordings for which the copyright had expired by that date. The EU also harmonized the copyright term for joint musical works. In the case of a musical composition with words that is protected by copyright on or after November 1, 2013, the member states of the EU are required to calculate the life of the author plus 70 years term from the date of death of the last surviving author of the lyrics and the composer of the musical composition, provided that both contributions were specifically created for the musical composition.

We are largely dependent on legislation in each jurisdiction in which we operate to protect our rights against unauthorized reproduction, distribution, public performance or rental. In all jurisdictions in which we operate, our intellectual property receives some degree of copyright protection, although the extent of effective protection varies widely. In a number of emerging countries, the protection of copyright remains inadequate.

Technological changes have focused attention on the need for new legislation that will adequately protect the rights of creators. We actively lobby in favor of industry efforts to increase copyright protection and support the efforts of organizations, such as the Recording Industry Association of America, the IFPI, the NMPA, the ICMP and the World Intellectual Property Organization.

Trademarks

We register our major trademarks in countries where we believe the protection of such trademarks is important for our business. Our major trademarks include the "Reservoir" name and circular "R" logo with blue stripe. We also use certain trademarks, including those of certain subsidiaries, pursuant to perpetual license agreements. We actively monitor and protect against activities that might infringe, dilute or otherwise harm our trademarks. We also hold the rights to various Internet domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. See "*Risk Factors — Risks Related to Intellectual Property and Data Security*."

Joint Ventures

We have entered into various contractual joint venture arrangements pursuant to which we or certain of our subsidiaries jointly acquire publishing, administration, recording and related rights and interests with third parties. These contractual joint venture arrangements differ from a traditional joint venture arrangement in that we typically do not form a new standalone special purpose vehicle to enter into such arrangement or hold any such assets.

Human Capital Resources

As of March 31, 2026, we employed approximately 100 persons worldwide, including temporary and part-time employees. As of March 31, 2026, none of our employees in the U.S. were subject to a collective bargaining agreement, although certain employees within our non-domestic subsidiaries were covered by national labor agreements.

Our human capital resources objectives include attracting, developing and retaining personnel, fostering community, collaboration and creativity among our employees, and supporting our ability to grow our business. To facilitate these objectives, we seek to foster an inclusive and safe workplace, with opportunities for employees to develop their talents and advance their careers.

Corporate Information

Our principal executive offices are located at 200 Varick Street, Suite 801, New York, New York 10014, and our telephone number is (212) 675-0541.

Website Access to Company's Reports and Disclosure Information

Our Internet website address is https://www.reservoir-media.com, to which we regularly post copies of our press releases, public conference calls, and webcasts as well as additional information about us. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and all amendments to those reports filed, are available free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "*SEC*"). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Item 1A.   Risk Factors

You should carefully review and consider the following risk factors and the other information contained in this Annual Report, including the consolidated financial statements and the accompanying notes and matters addressed in the section titled "Cautionary Note Regarding Forward-Looking Statements," in evaluating an investment in our Common Stock or Warrants. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our business, financial condition and results of operations, in which case the trading price of our Common Stock and Warrants could decline and you could lose all or part of your investment.

Risks Related to Our Business and Operations

We may be unable to compete successfully in the highly competitive markets in which we operate and may suffer reduced profits as a result.

We are dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. We are also dependent on identifying, signing and retaining recording artists with long — term potential, whose debut music is well received on release, whose subsequent music is anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among music publishing and record companies for such talent is intense. Competition among music publishing and record companies to sell and otherwise market and promote music is also intense. Our competitive position is dependent on our continuing ability to attract and develop songwriters and recording artists whose work can achieve a high degree of public acceptance and who can timely deliver their music to us. Our prospects and financial results may be adversely affected if we are unable to identify, sign and retain such songwriters and recording artists under terms that are economically attractive to us because our prospects and financial results are generally affected by the appeal of our music publishing and recorded music catalogs to consumers.

The industries in which we operate have experienced ongoing consolidation among major music entertainment companies and are driven by rapidly changing consumer preferences. We compete with other music publishing companies and recorded music companies to identify and sign new songwriters and recording artists with the potential to achieve long-term success and to enter into and renew agreements with established songwriters and recording artists. In addition, our competitors may, from time to time, increase the amounts they spend to discover, or to market and promote, songwriters and recording artists or reduce the prices of their music in an effort to expand market share. We may lose business if we are unable to sign successful songwriters or recording artists or to match the prices of the music offered by our competitors. Our music publishing business (the "***Music Publishing business***") competes not only with other music publishing companies, but also with songwriters who publish their own works and companies in other industries that may choose to sign direct deals with songwriters or music publishing companies. Our recorded music business (the "***Recorded Music business***") competes not only with other recorded music companies, but also with recording artists who may choose to distribute their own works (which has become more practicable as music is distributed online rather than physically) and companies in other industries that may choose to sign direct deals with recording artists or recorded music companies. Our Music Publishing business and Recorded Music business is to a significant extent dependent on technological developments, including access to and selection and viability of innovative technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be further adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer file sharing, by an inability to enforce our intellectual property rights in digital environments and by a failure to further develop successful business models applicable to a digital environment. The Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, motion pictures and video games in physical and digital formats.

We may not be able to successfully execute our business strategy which may adversely affect our business, cash flows, financial condition and results of operation.

Our business strategy requires us, among others, to continue to work to maximize the value of our music, to significantly reduce costs to maximize flexibility and adjust to new realities of the market, to continue to work to contain digital piracy and to diversify our revenue streams into growing segments of the music entertainment business by continuing to capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences and may involve the implementation of new business models or distribution platforms. The results of our strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our business, cash flows, financial condition and results of operations could be adversely affected.

Our business operations in some foreign countries subject us to trends, developments or other events which may adversely affect our results of operations.

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international songwriters and recording artists is designed to provide a significant degree of diversification. However, our music does not necessarily enjoy universal appeal and, if it does not continue to appeal in various countries, our results of operations could be adversely impacted. As a result, our results of operations can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

- limited legal protection and enforcement of intellectual property rights;

- restrictions on the repatriation of capital;

- fluctuations in interest rates and foreign exchange rates;

- differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

- varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

- exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;

- difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

- the impact of tariffs imposed or threatened by the U.S. or foreign governments, duties, export controls and other trade barriers;

- global economic and retail environment;

- longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;

- recessionary trends, inflation and instability of the financial markets; and

- armed conflicts or political instability, including ongoing conflicts in the Middle East and Ukraine.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs, or at all. For example, our results of operations could be impacted by fluctuations of the U.S. dollar against most currencies. See "— *Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.*"

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future country-specific trends, developments or other events will not

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have a significant adverse effect on our business, cash flows, financial condition and results of operations. Unfavorable conditions can depress revenues in any given market and prompt promotional or other actions that adversely affect our margins.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. The reporting currency for our consolidated financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars, principally the British pound sterling and euro. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. From time to time, we may enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements.

Any future outbreak of contagious disease or other widespread natural disaster or prolonged geopolitical conflict could materially and adversely affect our business, cash flows, financial condition and results of operations.

A future pandemic could have an adverse effect on our business, cash flows, financial condition and results of operations. An outbreak of contagious disease, pandemic or other widespread natural disaster or prolonged geopolitical conflict could suspend live concert tours, adversely impacting our concert promotion business and its sale of tour merchandise and make it more difficult for artists to engage in marketing efforts around the release of their new recordings. It could delay the release of new recordings by impeding the types of collaboration among artists, songwriters, producers, musicians, engineers and studios which are necessary for the delivery of those recordings. The cessation or significant delay in the production of motion pictures and television programs could negatively affect synchronization revenue in our Music Publishing business and licensing revenue in our Recorded Music business.

For example, it has been widely reported that advertisers reduced their advertising spend as a result of the COVID-19 pandemic. This resulted in a corresponding decline in licensing revenue and, to a lesser extent, ad-supported digital revenue in our Music Publishing business and synchronization, performance and ad-supported digital revenue in our Recorded Music business. While physical revenue streams — mechanical revenue in our Music Publishing business and physical revenue in our Recorded Music business — have declined significantly over the last decade, the virus outbreak has resulted in declines in our physical revenue streams related to disruptions in manufacturing and physical supply chains, the mandated closure of physical retailers, the requirement that people stay in their homes and our decisions to delay the release of new recordings from artists with a more physical consumer base. Any future pandemic or outbreak of contagious disease like the COVID-19 pandemic or other widespread natural disaster could impact our business in a similar way and could have a material adverse effect on our results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers and management team which may have a material adverse effect on our business, cash flows, financial condition and results of operations.

We compete with other music entertainment companies and other companies for top talent and our business requires substantial human capital resources. Our ability to successfully implement our business strategy and to operate profitably depends, in part, on our ability to retain key personnel. If key personnel become unable or unwilling to continue in their present positions, our business, cash flows, financial condition and results of operations could be materially adversely affected. We often cannot anticipate such departures and may not be able to promptly replace key leadership personnel. Our key personnel are generally employed on an "at-will" basis. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel.

Competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our business strategy. Any failure by our management team to perform as expected may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Failure to achieve and maintain effective internal control over financial reporting ("ICFR") in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or to comply with applicable regulations and have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our management previously determined that material weaknesses existed in our ICFR while preparing our consolidated financial statements as of March 31, 2025, 2024 and 2023. Our management has also evaluated the effectiveness of our disclosure controls and procedures and determined in prior fiscal years that our disclosure controls and procedures were not effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified in prior fiscal years relate to an ineffective control environment due to improper segregation of duties and a lack of qualified personnel to address certain complex accounting transactions and an ineffective risk assessment process resulting in improper design of control activities to address certain risks of material misstatement.

Matters impacting our ICFR may in the future cause us to be unable to report our consolidated financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable Nasdaq listing rules, which may result in a breach of the covenants under our $550 million senior secured revolving credit facility (the "***Senior Credit Facility***") or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements could also suffer if we report a material weakness in our ICFR in the future. This could materially adversely affect our business, cash flows, financial condition and results of operations and lead to a decline in the market price of our Common Stock and Warrants.

A significant portion of our revenues are subject to rate regulation either by government entities or by local third-party collecting societies throughout the world and rates on other income streams may be set by governmental proceedings, which may limit our profitability.

Mechanical royalties and performance royalties are two of the main sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical royalty rates are set every five years pursuant to an administrative process under the U.S. Copyright Act, unless rates are determined through industry negotiations, and performance royalty rates are determined by negotiations with performing rights societies, the largest of which, the ASCAP and the BMI, are subject to a consent decree rate-setting process if negotiations are unsuccessful. Outside the U.S., mechanical and performance royalty rates are typically negotiated on an industry-wide basis. In most territories outside the U.S., mechanical royalties are based on a percentage of wholesale prices for physical product and based on a percentage of consumer prices for digital formats. The mechanical and performance royalty rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical and performance royalty rates are set too high, it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business. In addition, the rates that our Recorded Music business receives in the U.S. for webcasting and satellite radio are set every five years by an administrative process under the U.S. Copyright Act unless rates are determined through industry negotiations. It is important as revenues continue to shift from physical to diversified distribution channels that we receive fair value for all the uses of our intellectual property as our business model now depends upon multiple revenue streams from multiple sources. The rates set for our Music Publishing and Recorded Music income sources through collecting societies or legally prescribed rate-setting processes could have a material adverse impact on our business prospects.

We may not have full control and ability to direct the operations we conduct through joint ventures which could subject us to increased risk and limit our ability to realize the intended benefits of such joint ventures.

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with songwriters and recording artists as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree, which could subject us to increased risk and limit our ability to realize the intended benefits of such joint ventures.

As part of our growth strategy, we intend to acquire, combine with or invest in other businesses and will face risks inherent in such transactions which could adversely affect our business, cash flows, financial condition and results of operations.

We have in the past engaged, and will continue, from time to time in the future, to engage, in opportunistic strategic acquisitions or other transactions, which could involve, in addition to acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in music entertainment, entertainment or other businesses. Any such combination could be material, be difficult to implement, disrupt our business or change our business profile, focus or strategy significantly. In addition, to the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. Furthermore, competition for acquisitions in the markets in which we operate has increased during recent years, and may continue to increase in the future, which may result in an increase in the costs of acquisitions or may cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.

If we do complete future acquisitions, there can be no assurance that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our business, cash flows, financial condition and results of operations, including:

- potential disruption of our ongoing business and distraction of management;

- potential loss of songwriters or recording artists from our rosters;

- difficulty integrating the acquired businesses or segregating assets to be disposed of;

- exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

- reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain antitrust approval;

- changing our business profile in ways that could have unintended consequences and challenges in achieving strategic objectives, cost savings and other anticipated benefits;

- difficulty in maintaining controls, procedures and policies during the transition and integration;

- challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

If we enter into significant transactions in the future, related accounting charges may affect our financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes to our capital structure, including the incurrence of additional indebtedness, which may be substantial. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic or transformative transactions. There can be no assurance that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination, that they will be completed in a timely manner, or at all, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful.

We may also be unsuccessful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or us and our subsidiaries as a whole.

Governments could enact new legislation or could make regulatory determinations that affect the terms of our contracts with songwriters and recording artists which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Some songwriter and recording artist groups, particularly in Europe, are urging governments to intervene in the music streaming business in ways that could affect the terms agreed in our contracts with them. Governments, including states in the United States, have enacted or considered enacting legislation limiting the duration that an individual can be bound under a "personal services" contract, which could impair our ability to retain the services of key artists and songwriters. Government intervention in the music streaming business could have an adverse effect on our business, cash flows, financial condition and results of operations.

We are aware of a number of judicial decisions and legislative proposals that could bring about major reforms in worker classification. Although we believe that the songwriters and recording artists with which we partner are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our songwriters and recording artists are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our songwriters and recording artists are our employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.

If streaming adoption or revenues grow less rapidly or level off, our prospects, business, cash flows, financial condition and results of operations may be adversely affected.

Streaming revenues are important because they have offset declines in downloads and physical sales and represent a growing area of our Music Publishing business and Recorded Music business. There can be no assurance that this growth pattern will persist or that digital revenues will continue to grow at a rate sufficient to offset and exceed declines in downloads and physical sales. If growth in streaming revenues levels off or fails to grow as quickly as it has over the past several years, our Music Publishing business and Recorded Music business may experience reduced levels of revenues and operating income.

We are substantially dependent on a limited number of digital music services for the online distribution and marketing of our music, and they are able to significantly influence the pricing structure for online music stores and may not correctly calculate royalties under license agreements which may adversely affect our cash flows, financial condition and results of operation.

We derive an increasing portion of our revenues from the licensing of music through digital distribution channels. We are currently dependent on a small number of leading digital music services. We have limited ability to increase our wholesale prices to digital music services as a small number of digital music services control much of the legitimate digital music business. If these services were to adopt a lower pricing model or if there were structural changes to other pricing models, we could receive substantially less for our music, which could cause a material reduction in our revenues, unless offset by a corresponding increase in the number of transactions. We currently enter into short-term license agreements with many digital music services and provide our music on an at-will basis to others. There can be no assurance that we will be able to renew or enter into new license agreements with any digital music service. The terms of these license agreements, including the royalty rates that we receive pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Decreases in royalty rates, rates of revenue sharing or changes to other terms of these license agreements may materially impact our business, operating results and financial condition. Digital music services generally accept and make available all of the music that we deliver to them. However, if digital music services in the future decide to limit the types or amount of music they will accept from music entertainment companies like us, our revenues could be significantly reduced. See "*Description of Our Business — Recorded Music — Sales and Digital Distribution.*"

We are also substantially dependent on a limited number of digital music services for the marketing of our music. A significant proportion of the music streamed on digital music services is from playlists curated by those services or generated from those services' algorithms. If these services were to fail to include our music on playlists, change the position of our music on playlists or give us less marketing space, it could adversely affect our business, cash flows, financial condition and results of operations.

Under our license agreements and relevant statutes, we receive royalties from digital music services in exchange for the rights to stream or otherwise offer our music. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of music offered and the country in which it is sold, identification of the appropriate licensor, and the service tier on which music is made available. As a result, we may not be paid appropriately for our music. Failure to be accurately paid our royalties may adversely affect our business, cash flows, financial condition and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us or our songwriters, artists or key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among others, recruit and retain qualified and experienced key personnel, retain or attract songwriters and artists and/or enter into licensing or other contractual arrangements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us or our artists, songwriters or key personnel. Any adverse publicity relating to us or such individuals or entities that we employ or represent, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination or other misconduct, could result in significant media attention, even if not directly relating to or involving us, and could have a negative impact on our professional reputation. This could result in termination of licensing or other contractual relationships or impact our ability to attract and retain songwriters, artists or key personnel, all of which could adversely affect our business, cash flows, financial condition and results of operations.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business operations and adversely affect our financial condition.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we assess, document and test our internal control procedures, and our management is required to assess and issue a report concerning our ICFR. As a result, we incur significant legal, accounting and other expenses. Our management team and many of our other employees need to devote substantial time to compliance and other requirements of being a public company.

In addition, the need to maintain the corporate infrastructure demanded of a public company may also divert management's attention from implementing our business strategy, which could prevent us from improving our business, financial condition, cash flows and results of operations. We have made, and will continue to make, changes to our internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures that we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition, cash flows and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will continue to increase our administration expenses, particularly our legal, accounting and financial compliance costs as a result of our loss of "emerging growth company" status and our compliance with the additional requirements that we were previously exempt from as an "emerging growth company" including the requirement to include our independent registered public accounting firm's attestation report on ICFR.

Our substantial indebtedness could adversely affect our business, cash flows, financial condition and results of operations.

We are borrowers under the Senior Credit Facility, which has a revolving credit commitment to $550 million and is scheduled to mature in December 2027.

Our substantial indebtedness could:

- require us to dedicate a substantial portion of cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of cash flow to fund working capital, potential acquisition opportunities and other general corporate purposes;

- increase the amount of interest that we have to pay, because most of our borrowings are at variable rates of interest, which will result in higher interest payments if interest rates increase and, if and when we are required to refinance any of our indebtedness, an increase in interest rates would also result in higher interest costs;

- increase our vulnerability to adverse general economic or industry conditions;

- require refinancing, which we may not be able to do on reasonable terms;

- limit our flexibility in planning for, or reacting to, competition and/or changes in our business or the industry in which we operate;

- limit our ability to borrow additional funds;

- restrict us from making strategic acquisitions or necessary divestitures or otherwise exploiting business opportunities; and

- place us at a competitive disadvantage compared to our competitors that have less debt and/or more financial resources.

In addition, despite our anticipated levels of indebtedness, we may be able to incur substantially more indebtedness under the Senior Credit Facility, which may increase the risks created by our indebtedness and could have a material adverse effect on our business, cash flows, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy obligations under our indebtedness, which may not be successful and may adversely affect our cash flows and financial condition.

Our ability to make scheduled payments on or to refinance our debt obligations will depend on our future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which we and our subsidiaries may be subject. Many of these factors may be beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of the Senior Credit Facility or any future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our inability to generate sufficient cash flow to satisfy our debt service or other obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our Charter contains exclusive forum provisions which may have the effect of discouraging lawsuits against us, our directors and officers.

The Charter requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (the "***Chancery Court***") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of us, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, the Charter or the Bylaws, or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. In addition, subject to the provisions of the preceding sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any action the subject matter of which is within the scope of the first sentence of this paragraph is filed in a court other than the courts in the State of Delaware (a "***foreign action***") in the name of any stockholder, such stockholder will be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the first sentence of this paragraph, and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the foreign action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to the forum provisions in the Charter. This forum selection clause may discourage claims or limit stockholders' ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine this forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our business, cash flows, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Anti-takeover provisions contained in the Charter and the Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Charter and the Bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Common Stock and Warrants.

Risks Related to Intellectual Property and Data Security

Failure to obtain, maintain, protect and enforce our intellectual property rights could substantially harm our business, cash flows, financial condition and results of operations.

The success of our business depends on our ability to obtain, maintain, protect and enforce our trademarks, copyrights and other intellectual property rights. The measures that we take to obtain, maintain, protect and enforce our intellectual property rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may be ineffective, expensive and time-consuming and, despite such measures, third parties may be able to obtain and use our intellectual property rights without our permission. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to obtain, maintain, protect or enforce our intellectual property rights. Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our brand or brand recognition and adversely affect our business, cash flows, financial condition and results of operations.

We also in-license certain major trademarks for certain wholly-owned subsidiaries from third parties pursuant to perpetual, royalty-free license agreements that may be terminated by the licensor under certain circumstances, including our material breach of the terms of such license agreements. Upon any such termination, we may be required to either negotiate a new or reinstated agreement with less favorable terms or otherwise lose our rights to use the licensed trademarks.

Our involvement in intellectual property litigation could adversely affect our business, cash flows, financial condition and results of operations.

Our business is highly dependent upon intellectual property, an area that has encountered increased litigation in recent years. If we are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim and whether the claim is settled out of court or determined in our favor. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease using certain intellectual property or technologies. Any of the foregoing may adversely affect our business, cash flows, financial condition and results of operations.

Assertions or allegations, even if not true, that we have infringed or violated intellectual property rights could harm our reputation and business, cash flows, financial condition and results of operations.

Third parties, including artists, copyright owners and other online music platforms, have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights. As we face increasing competition globally, the possibility of intellectual property rights claims against us grows.

We also sublicense some of our licensed music content to other platforms. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms to which we sublicense our content will comply with the terms of their license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our reputation and business, cash flows, financial condition and results of operations may be materially and adversely affected.

In addition, music, internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Other companies in these industries may have larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for intellectual property infringement. Furthermore, from time to time, we may introduce new products and services, which could increase our exposure to intellectual property claims. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our reputation and/or business, cash flows, financial condition and results of operations.

Digital piracy could adversely impact our business, cash flows, financial condition and results of operations.

A substantial portion of our revenue comes from the distribution of music, which is potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us, including as a result of "stream- ripping." In its Global Music Report 2025, the IFPI noted the danger of "streaming manipulation," a process by which bad actors upload tracks to digital music services that are produced using generative AI tools and then use "bots" to generate artificial streams of those tracks, which ultimately diverts royalties from legitimate copyright holders. Organized industrial piracy may also lead to decreased revenues. The impact of digital piracy on legitimate music revenues and subscriptions is hard to quantify, but we believe that illegal file sharing and other forms of unauthorized activity, including streaming manipulation, have a substantial negative impact on music revenues.

If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting and enforcing our intellectual property (whether copyrights or other intellectual property rights such as patents, trademarks and trade secrets) or our music entertainment-related products or services, our business, cash flows, financial condition, results of operations and prospects may suffer.

The development, deployment, and use of Artificial Intelligence (AI), including Generative AI, presents challenges for protecting our intellectual property and the rights of our artists and songwriters and could adversely affect our business and results of operation.

As with many technological innovations, AI, including generative AI, and machine learning technologies, also presents additional risks and challenges that could affect our business. AI and machine learning technologies are complex and rapidly evolving and the potential for AI-generated music, vocals, lyrics and other derivative works has also introduced new challenges for protecting our intellectual property and other rights of our artists and songwriters. In addition, the increasing availability of widely accessible AI tools has made it easier for third parties to generate, distribute and monetize synthetic or AI-generated content that may imitate or replicate the style, voice or other distinctive attributes of our artists. Along with a rapidly evolving and uncertain legal and regulatory environment in the U.S. and internationally, these challenges include new forms of intellectual property infringement through the unauthorized reproduction of copyrighted works and the name, images, likeness and voices of our artists and songwriters to "train" AI applications and to create unauthorized derivative works. This issue is the subject of litigation in the U.S. If third parties are legally permitted to use our copyrighted materials without our consent to train an AI model that could create vast quantities of new musical works to compete with and dilute the impact of our copy protected material on digital music services or other distribution platforms, it could have a significant adverse effect on our business.

If we or our service providers do not maintain the security of information relating to our customers, employees and vendors and our music, security information breaches through cyber security attacks or otherwise could damage our reputation with customers, employees, vendors and artists, and we could incur substantial additional costs, become subject to litigation and our results of operations and financial condition could be adversely affected.

We receive certain personal information about our customers and potential customers, and we also receive personal information concerning our employees, artists and vendors. In addition, our online operations depend upon the secure transmission of confidential information over public networks.

We maintain security measures with respect to such information, but despite these measures, such information may still be vulnerable to security breaches by computer hackers and others that attempt to penetrate the security measures that we have in place. A compromise of our security systems (through cyber-attacks, which are rapidly evolving and sophisticated or otherwise) that results in personal information being obtained by unauthorized persons or other bad actors could materially adversely affect our reputation with our customers, potential customers, employees, artists and vendors, as well as our business, cash flows, financial condition and results of operations, and could result in litigation against us or the imposition of governmental penalties. Unauthorized persons have also attempted to redirect payments to or from us. If any such attempt were successful, we could lose and fail to recover the redirected funds, which loss could be material. The increasing sophistication and resources of cyber criminals make it difficult to keep up with new threats and could result in a breach of security. For example, AI tools, including generative AI models and machine learning, develop rapidly, and threat actors use them to identify currently unknown vulnerabilities and create sophisticated attack methods that are increasingly automated, coordinated and more difficult to defend against. This may necessitate has necessitated and may in the future necessitate ongoing enhancements to our cybersecurity systems and infrastructure. We may also be subject to cyber-attacks that target our music, including not-yet-released music. The theft and premature release of this music may adversely affect our reputation with current and potential artists and adversely impact our business, cash flows, financial condition and results of operations. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our business operations.

We rely on third-party data storage providers, including cloud storage solution providers, resulting in less direct control over our data. Such third parties may also be vulnerable to security breaches and compromised security systems, which could adversely affect our business, cash flows, financial condition and results of operations.

Evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could result in monetary penalties, increase the costs of operations or limit our activities.

We engage in a wide array of online activities globally and are thus subject to a broad range of related laws and regulations including, for example, those relating to privacy, consumer protection, data retention and data protection, online behavioral advertising, geo-location tracking, text messaging, e-mail advertising, mobile advertising, content regulation, defamation, age verification, the protection of children online, social media, AI, and other Internet, mobile and online-related prohibitions and restrictions. The regulatory framework for privacy and data security issues worldwide has become increasingly burdensome and complex, and is likely to continue to be so for the foreseeable future. Practices regarding the collection, use, storage, transmission, security and disclosure of personal information by companies operating over the Internet and mobile platforms are receiving ever-increasing public and governmental scrutiny.

The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for even greater regulation for the collection of information concerning consumer behavior on the Internet and mobile platforms, including regulation aimed at restricting certain targeted advertising practices, the use of location data and disclosures of privacy practices in the online and mobile environments, including with respect to online and mobile applications. State governments are engaged in similar legislative and regulatory activities (including the California Consumer Privacy Act ("*CCPA*") effective on January 1, 2020, the California Privacy Rights and Enforcement Act, effective January 1, 2023 and other analogous statutes more recently in other states). The effects of CCPA and these other recently adopted laws includes an increased ability of individuals to control the use of their personal data; heightened transparency obligations, increased obligations of companies to maintain the security of data; and increased exposure to fines or damages for companies that do not accord individuals their specified privacy rights, that experience data breaches or that do not maintain cybersecurity at certain levels of quality.

In addition, privacy and data security laws and regulations around the world are being implemented rapidly and evolving. These new and evolving laws (including the European Union General Data Protection Regulation effective on May 25, 2018) have resulted in greater compliance burdens for companies with global operations. Globally, many government and consumer agencies have also called for new regulation and changes in industry practices with respect to information collected from consumers, electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising.

Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the collection, use or disclosure of customer data, or regarding the manner in which the express or implied consent of consumers for such collection, use and disclosure is obtained. Such changes may require us to modify our operations, possibly in a material manner, and may limit our ability to develop new products, services, mechanisms, platforms and features that make use of data regarding our customers and potential customers. Any actual or alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability, fines and may require us to expend significant resources in responding to and defending such allegations and claims, regardless of merit. Claims or allegations that we have violated laws and regulations relating to privacy and data security could also result in negative publicity and a loss of confidence in us.

We face a potential loss of catalog to the extent that our songwriters or recording artists have a right to recapture rights in their musical compositions or recordings under the U.S. Copyright Act, which may adversely affect our business, cash flows, and financial condition.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works in certain circumstances. This right does not apply to works that are "works made for hire." Since the enactment of the Sound Recordings Act of 1971, as amended, which first accorded federal copyright protection for sound recordings in the U.S., virtually all of our agreements with recording artists provide that such recording artists render services under a work-made-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not "works made for hire." If any of our commercially available sound recordings were determined not to be "works made for hire," then the recording artists (or their heirs) could have the right to terminate the U.S. federal copyright rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of release of a recording under a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting at the end of 56 years from the date of copyright). A termination of U.S. federal copyright rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) have the opportunity to terminate our U.S. rights in musical compositions. We believe the effect of any potential terminations is already reflected in the financial results of our business.

Risks Related to Our Common Stock and Warrants

The market price of our Common Stock and Warrants is volatile and may fluctuate from period to period, and you may lose some or all of your investment.

The market price of our Common Stock and Warrants may be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- the size of our public float;

- our inability to maintain the listing of our Common Stock and Warrants on Nasdaq;

- coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in senior management or key personnel;

- changes in applicable laws or regulations;

- risks relating to the uncertainty of our projected financial information;

- risks related to the organic and inorganic growth of our business and the timing of expected business milestones; and

- changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our Common Stock and Warrants, regardless of our actual operating performance. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business, cash flows, financial condition and results of operations.

We have Warrants outstanding that are exercisable for our Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of March 31, 2026, our outstanding Warrants included 5,750,000 publicly-traded warrants (the "***Public Warrants***"), which were issued during ROCC's initial public offering on December 15, 2020, and 137,500 warrants sold in a private placement to ROCC's sponsor (the "***Private Warrants***"). Each whole Warrant entitles the registered holder to purchase one whole share of Common Stock at a price of $11.50 per share. To the extent such Warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the prevailing market price of our Common Stock.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making the Warrants worthless.

We have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of our Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending three business days before we send the notice of redemption to the registered holders. If we call the Public Warrants for redemption, our management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. In addition, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise such Public Warrants. Redemption of the outstanding Public Warrants could force you to (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, may be substantially less than the market value of your Warrants. The Private Warrants are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by us and exercisable by such holders on the same basis as the Public Warrants.

Due to the nature of our business, our results of operations, cash flows and the trading price of our Common Stock and Warrants may fluctuate significantly from period to period.

Our results of operations are affected by the amount and quality of music that we release, the number of releases that include musical compositions published by us, timing of release schedules and, more importantly, the consumer demand for these releases. We also make advance payments to songwriters and artists, which impact our results of operations and operating cash flows. The timing of releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. In addition, certain of our license agreements with digital music services contain minimum guarantees and/or require that we are paid minimum guarantee payments. Our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments and minimum guarantees, which may result in significant fluctuations from period to period, which may have an adverse impact on the price of our Common Stock or Warrants.

We may be unable to maintain the listing of our securities on Nasdaq in the future and an active trading market in our Common Stock and Warrants may not be maintained.

If we fail to meet the continued listing requirements and Nasdaq delists our Common Stock or Warrants, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our Common Stock and Warrants;

- a limited amount of news and analyst coverage for us; and

- a decreased or complete loss of ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts do not publish research or reports about us, or publish negative reports, our stock price and trading volume could decline.

The trading market for our Common Stock and Warrants will depend, in part, on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. In addition, because we did not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our Common Stock or Warrants or change their opinion, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our Common Stock or Warrants would be your sole source of gain on an investment in our Common Stock or Warrants for the foreseeable future.

The future sales of shares by our stockholders may adversely affect the market price of our Common Stock and Warrants.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Common Stock in the public market, the market price of our Common Stock could decline.

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. The holders of the majority of these securities are entitled to make up to three demands that we register such securities. The holders of the majority of the Founder Shares, the Private Units and any working capital loans made to us are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The presence of these additional Founder Shares trading in the public market may have an adverse effect on the market price of our Common Stock.

Stockholder activism or unsolicited acquisition proposals could disrupt our business, divert management's attention and adversely affect our ability to execute our long-term strategy.

Activist investors may from time to time threaten or commence proxy contests, "vote no" campaigns, or take other actions, including advancing shareholder proposals, or otherwise attempting to effect changes and assert influence over our Board and management and the Company may, from time to time, receive unsolicited acquisition proposals. For example, in February 2026, Irenic submitted a non-binding indication of interest to acquire all of our outstanding common equity. In March 2026, the Company received a separate non-binding proposal from Wesbild/Richmond.

Responding to activist shareholders or unsolicited acquisition proposals can be costly and time-consuming and may significantly divert the time and attention of our Board and management team from executing our business strategy, as well as generate substantial legal, advisory, and public relations costs.

If an unsolicited acquisition proposal were to result in a transaction, we may not realize the long-term value of our strategic plan as a standalone public company. Alternatively, actual or perceived stockholder activism or the perception that the Company may be involved in a potential transaction could cause significant volatility in the market price of our Common Stock. Any of these factors could materially adversely affect our business, cash flows, financial condition and results of operations.

As of March 31, 2026, we no longer qualify as an emerging growth company, but remain a smaller reporting company, which permits us to continue to take advantage of certain scaled disclosure requirements, and we cannot be certain if our use of such scaled disclosure requirements will make our Common Stock or Warrants less attractive to investors which may result in a less active trading market for our Common Stock or Warrants.

As of March 31, 2026 (the last day of the fiscal year following the fifth anniversary of our initial public offering), we ceased to be an emerging growth company, as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). As a result, we are no longer able to rely on certain exemptions from various reporting and governance requirements that were previously available to us, including the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we were not subject to the same new or revised accounting standards as other public companies during the period we were an emerging growth company. As a result, our financial statements while we were an emerging growth company may not be comparable to companies that complied with new or revised accounting pronouncements as of public company effective dates.

Because the worldwide market value of our common stock held by non-affiliates, or "public float", is below $250 million, we continue to qualify as a "smaller reporting company" as defined under the Exchange Act. As a "smaller reporting company," this allows us to take advantage of many of the same scaled disclosure requirements available to emerging growth companies, including scaled executive compensation disclosures. We have elected to utilize the accommodations available to smaller reporting companies. Until we cease to be a smaller reporting company, the scaled disclosure in our SEC filings will result in less information about our company being available than for public companies that are not smaller reporting companies.

We cannot predict if investors will find our Common Stock or Warrants less attractive because we may rely on these exemptions. If some investors find our Common Stock or Warrants less attractive as a result, there may be a less active trading market for our Common Stock and Warrants and their market prices may be more volatile.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We maintain robust and comprehensive processes, procedures and controls to protect and secure our information systems and data infrastructure from cybersecurity threats. Our cybersecurity program is led by our Vice President of Technology, who functions as our chief information security officer ("*CISO*"). Our CISO has over 20 years of experience in information technology leadership and information security, serving in roles of increasing responsibility within private and public companies. Our cybersecurity program interfaces with other functional areas within the Company, including but not limited to our business segments and information technology ("*IT*") and legal departments, as well as external third-party partners, to identify and understand potential cybersecurity threats, including those associated with any third-party service providers we may use. We regularly assess and update our processes, procedures and management techniques in light of ongoing cybersecurity developments. We also have a cybersecurity specific risk assessment process, which helps identify our cybersecurity threat risks by comparing our processes to standards set by the International Organization for Standardization ("***ISO***").

Our cybersecurity risk program is integrated into our overall enterprise risk management assessment, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program. Internally, the CISO coordinates oversight of reviewing security alerts, identifying and monitoring ongoing and potential cybersecurity threats, evaluating strategic business impacts of cybersecurity threats and developing programs and initiatives to educate our employees regarding cybersecurity. The CISO also manages our Incident Response Team, which includes a team comprised of executives from various cross — functional management teams, internal technical support roles and external third — party service providers. The Incident Response Team will analyze and, as necessary, escalate cybersecurity incidents both internally and with third — party service providers based on type and severity of the specific incident.

We also require cybersecurity training for relevant employees, focusing on the appropriate protection and security of confidential company and third-party information. The IT team provides regular updates to senior management on various cybersecurity threats, assessments and findings, and the effectiveness of the Company's cyber risk management program. Our Board of Directors through the Audit Committee oversees our risk management, including our information technology and cybersecurity policies, procedures, and risk assessments. Management reports to our Disclosure Committee and Board of Directors on information security matters as necessary, regarding any significant cybersecurity incidents, as well as any incidents with lesser impact potential.

As of the date of this Form 10-K, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition and that are required to be reported in this Form 10-K. However, the sophistication of cyber threats continues to increase, and the preventative actions we have taken and continue to take to reduce the risk of cyber incidents and protect our systems and information may not successfully protect against all cyber incidents. Should any reportable cybersecurity incident arise, our management shall promptly report such matters to our Board of Directors for further action, including regarding the appropriate disclosure in accordance with SEC regulations, mitigation, and other response or actions that the Board of Directors deems appropriate. For more information on how cybersecurity risk may materially affect our business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors — "*If we or our service providers do not maintain the security of information relating to our customers, employees and vendors and our music, security information breaches through cyber security attacks or otherwise could damage our reputation with customers, employees, vendors and artists, and we could incur substantial additional costs, become subject to litigation and our results of operations and financial condition could be adversely affected.*"

Item 2. Properties

Our corporate headquarters are located in New York City at 200 Varick Street, Suite 801, New York, NY where we currently lease approximately 12,000 square feet under a lease agreement that expires August 2033. We also occupy other office space domestically in Nashville, Tennessee and Los Angeles, California and occupy office space internationally in Toronto, London, Abu Dhabi, and Mumbai. Many of these sites serve both our reportable business segments and multiple functions across our business.

Our office space is leased under operating leases. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Item 3. Legal Proceedings

We are subject to claims and contingencies in the ordinary course of business. We believe that losses resulting from these matters that existed at March 31, 2026, if any, would not have a material adverse effect on our business, cash flows, financial condition and results of operations. Even if any particular litigation or claim is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business, and other factors. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on our financial results.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market and Stockholders

Our Common Stock is traded on The Nasdaq Stock Market LLC (the "*Nasdaq*") under the symbol "RSVR" as of July 29, 2021. Our Warrants to purchase one share of Common Stock, each at an exercise price of $11.50 per share, trade on the Nasdaq under the symbol "RSVRW" as of the same date.

On May 19, 2026, there were 15 registered holders of record of our Common Stock. This does not include the number of stockholders who hold our Common Stock through banks, brokers, and other financial institutions.

Dividend Policy

Our ability to pay dividends to Reservoir Media, Inc.'s stockholders is restricted by the Senior Credit Facility. We have not paid any dividends to Reservoir Media, Inc.'s stockholders to date and have no plans to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends to Reservoir Media, Inc.'s stockholders in the foreseeable future. Any future determination to pay dividends to Reservoir Media, Inc.'s stockholders will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries' indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

Purchases of Equity Securities

There were no repurchases of common stock during the quarter ended March 31, 2026.

Recent Sales of Unregistered Equity Securities

There have been no other unregistered sales of equity securities during the year ended March 31, 2026, which have not been previously disclosed on a Current Report on Form 8-K.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Reservoir Media, Inc.'s financial condition and results of operations should be read in conjunction with Reservoir Media, Inc.'s consolidated financial statements, including the accompanying notes thereto contained elsewhere in this Annual Report on Form 10-K (this "Annual Report"). Certain statements contained in the discussion and analysis set forth below include forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Unless the context otherwise requires, the terms "we," "us," "our," the "Company" and "Reservoir" refer collectively to Reservoir Media, Inc. and its consolidated subsidiaries.

Introduction

We are a holding company that conducts substantially all of our business operations through Reservoir Media Management, Inc. ("*RMM*"). RMM is one of the world's leading independent music companies. We operate a music publishing business, a recorded music business, a management business and a rights management entity in the Middle East.

Our fiscal year ends on March 31. Unless otherwise noted, all references to Fiscal 2026 represent the fiscal year ended March 31, 2026 and all references to Fiscal 2025 represent the fiscal year ended March 31, 2025.

Recent Developments

On March 4, 2026, we announced that the Board formed the Special Committee to evaluate the Proposals. On May 1, 2026, we announced that the Special Committee engaged Morgan Stanley & Co. LLC as its financial advisor and Wachtell, Lipton, Rosen & Katz as its legal counsel in connection with the Special Committee's evaluation of the Proposals. There can be no assurance that any definitive agreement will result from either of the Proposals or that any transaction will be consummated with Irenic, Richmond Hill, Wesbild or any other party.

Business Overview

We are an independent music company operating in music publishing and recorded music. Both of our business areas are populated with hit songs dating back to the early 1900s and represent an array of artists across genres and geography. Consistent with how we classify and operate our business, our company is organized in two reportable segments: Music Publishing and Recorded Music. A brief description of each segment's operations is presented below.

Music Publishing Segment

Music Publishing is an intellectual property business focused on generating revenue from uses of the musical composition itself. In return for promoting, placing, marketing and administering the creative output of a songwriter or engaging in those activities for other rightsholders, our Music Publishing business garners a share of the revenues generated from use of the musical compositions.

The operations of our Music Publishing business are conducted principally through RMM, our global music publishing company headquartered in New York City, with operations in multiple countries through various subsidiaries, affiliates and non-affiliated licensees and sub-publishers. We own or control rights to a vast collection of musical compositions, including numerous pop hits, American standards, and motion picture and theatrical compositions. Assembled over many years, our catalog represents a diverse range of genres, including pop, rock, jazz, classical, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative and gospel. In addition to the catalog, we represent many active songwriters who are consistently generating new music.

Music Publishing revenues are derived from five main sources:

- *Digital* — the rightsholder receives revenues with respect to musical compositions embodied in recordings distributed in streaming services, download services and other digital music services;

- *Performance* — the rightsholder receives revenues if the musical composition is performed publicly through broadcast of music on television, radio and cable and in retail locations (*e.g.*, bars and restaurants), live performance at a concert or other venue (*e.g.*, arena concerts and nightclubs), and performance of music in staged theatrical productions;

- *Synchronization* — the rightsholder receives revenues for the right to use the musical composition in combination with visual images such as in films or television programs, television commercials and video games;

- *Mechanical* — the rightsholder receives revenues with respect to musical compositions embodied in recordings sold in any machine-readable format or configuration such as vinyl, CDs and DVDs; and

- *Other* — the rightsholder receives revenues for use in sheet music and other uses.

The principal costs associated with our Music Publishing business are as follows:

- *Writer Royalties and Other Publishing Costs* — the artist and repertoire ("*A&R*") costs associated with (i) paying royalties to songwriters, co-publishers and other copyright holders in connection with income generated from the uses of their works and (ii) signing and developing songwriters, all of which are classified as cost of revenue; and

- *Administration Expenses* — the costs associated with general overhead, and other administrative expenses, as well as selling and marketing.

Recorded Music Segment

Our Recorded Music business consists of three types of sound recording rights ownership. First is the active marketing, promotion, distribution, sale and licensing of newly created frontline sound recordings from current artists that we own and control ("***Current Artist***"). This is a new area of focus for us and does not yet produce significant revenue. The second is the active marketing, promotion, distribution, sale and license of previously recorded and subsequently acquired catalog recordings (the "***Catalog***"). The third is acquisition of full or partial interests in existing record labels, sound recording catalogs or income rights to a royalty stream associated with an established recording artist or producer contract in connection with existing sound recordings. Acquisition of these income participation interests are typically in connection with recordings that are owned, controlled, and marketed by other record labels.

Our recorded music businesses is operated by our label teams based in London and New York City, which release music from our labels Chrysalis Records, Tommy Boy Music, New State and Reservoir Recordings. We primarily manage Catalog recorded music, but we have a small roster of current artists for whom we release new music. We also own income participation interests in recordings by The Isley Brothers, The Commodores, Wisin and Yandel, Alabama and others. Our core Catalog includes recordings under the Chrysalis Records label by artists such as Sinéad O'Connor, The Specials, Generation X and The Waterboys, and De La Soul, recordings under the Tommy Boy label by artists such as Coolio, House of Pain, Naughty By Nature and Queen Latifah, plus select catalog artists on Fool's Gold Records, which we also distribute.

Our Current Artist and Catalog recorded music distribution is handled by a mix of direct deals, such as with Amazon, Apple, TikTok and YouTube, plus a network of distribution partners, including MERLIN, AMPED and Proper. Chrysalis Records' current frontline releases are distributed through Secretly Distribution.

Through our distribution network, our music is being sold in physical retail outlets, as well as in physical form to online physical retailers, such as amazon.com, and distributed in digital form to an expanding universe of digital partners, including streaming services such as Amazon, Apple, Deezer, SoundCloud, Spotify, Tencent Music Entertainment Group and YouTube, radio services such as iHeart Radio and SiriusXM, and download services. We also license music digitally to fitness platforms such as Apple Fitness+, Equinox, Hydrow and Peloton and to social media outlets, such as Facebook, Instagram, TikTok and Snap.

Recorded Music revenues are derived from four main sources:

- ***Digital*** — the rightsholder receives revenues with respect to streaming and download services;

- ***Physical*** — the rightsholder receives revenues with respect to sales of physical products such as vinyl, CDs and DVDs;

- ***Neighboring Rights*** — the rightsholder receives royalties if sound recordings are performed publicly through broadcast of music on television, radio, and cable, and in public spaces such as shops, workplaces, restaurants, bars and clubs; and

- ***Synchronization*** — the rightsholder receives royalties or fees for the right to use sound recordings in combination with visual images such as in films or television programs, television commercials and video games.

The principal costs associated with our Recorded Music business are as follows:

- ***Artist Royalties and Other Recorded Costs*** — the A&R costs associated with (i) paying royalties to recording artists, producers, songwriters, other copyright holders and trade unions, (ii) signing and developing recording artists and (iii) creating master recordings in the studio; and product costs to manufacture, package and distribute products to wholesale and retail distribution outlets, all of which are classified as cost of revenue; and

- ***Administration Expenses*** — the costs associated with general overhead and other administrative expenses as well as costs associated with the promotion and marketing of recording artists and music, including costs to produce music videos for promotional purposes and artist tour support.

Use of Non-GAAP Financial Measures

We prepare our financial statements in accordance with accounting principles generally accepted in the United States ("*U.S. GAAP*" or "*GAAP*"). However, this Management's Discussion and Analysis of Financial Condition and Results of Operations also contains certain non-GAAP financial measures to assist readers in understanding our performance. Non-GAAP financial measures either exclude or include amounts that are not reflected in the most directly comparable measure calculated and presented in accordance with GAAP. Where non-GAAP financial measures are used, we have provided the most directly comparable measures calculated and presented in accordance with U.S. GAAP, a reconciliation to GAAP measures and a discussion of the reasons why management believes this information is useful to them and may be useful to investors.

Results of Operations

Income Statement

Our income statement was comprised of the following amounts (in thousands):

	Fiscal 2026	Fiscal 2025	Fiscal 2026 vs. Fiscal 2025	
			$ Change	% Change
Revenues	$175,664	$158,706	$16,958	11%
Costs and expenses:				
Cost of revenue	61,991	57,430	4,561	8%
Amortization and depreciation	30,783	26,299	4,484	17%
Administration expenses	44,659	39,915	4,744	12%
Total costs and expenses	137,434	123,645	13,789	11%
Operating income	38,231	35,061	3,170	9%
Interest expense	(26,452)	(21,883)	(4,569)	21%
Gain on foreign exchange	231	578	(347)	(60)%
Loss on fair value of swaps	(351)	(4,214)	3,863	(92)%
Other (expense) income, net	(504)	330	(834)	NM
Income before income taxes	11,155	9,872	1,283	13%
Income tax expense	3,328	2,141	1,187	55%
Net income	7,827	7,731	96	1%
Net loss attributable to noncontrolling interests	476	19	457	NM
Net income attributable to Reservoir Media, Inc.	$ 8,303	$ 7,750	$ 553	7%

_____

NM — Not meaningful

Revenues

Our revenues were comprised of the following amounts (in thousands):

	Fiscal 2026	Fiscal 2025	Fiscal 2026 vs. Fiscal 2025	
			$ Change	% Change
Revenue by Type				
Digital	$ 64,684	$ 60,520	$ 4,163	7%
Performance	23,959	21,090	2,869	14%
Synchronization	19,125	18,227	897	5%
Mechanical	4,206	3,859	347	9%
Other	4,828	3,714	1,114	30%
Total Music Publishing	116,803	107,412	9,390	9%
Digital	36,421	30,738	5,682	18%
Physical	6,071	6,158	(87)	(1)%
Neighboring rights	4,675	4,218	457	11%
Synchronization	4,347	3,136	1,211	39%
Total Recorded Music	51,514	44,250	7,264	16%
Other revenue	7,348	7,043	305	4%
Total Revenue	$175,664	$158,706	$16,958	11%

	Fiscal 2026	Fiscal 2025	Fiscal 2026 vs. Fiscal 2025	
			$ Change	% Change
Revenue by Geographical Location				
U.S. Music Publishing	$ 63,621	$ 62,187	$ 1,434	2%
U.S. Recorded Music	27,739	24,388	3,351	14%
U.S. Other Revenue	7,348	7,043	305	4%
Total U.S.	98,709	93,619	5,090	5%
International Music Publishing	53,181	45,225	7,956	18%
International Recorded Music	23,775	19,862	3,913	20%
Total International	76,956	65,087	11,869	18%
Total Revenue	$175,664	$158,706	$16,958	11%

Revenues

Total revenues increased by $16,958 thousand, or 11%, during Fiscal 2026 compared to Fiscal 2025, driven by a 9% increase in Music Publishing revenue and a 16% increase in Recorded Music revenue. Music Publishing revenues represented 66% and 68% of total revenues during Fiscal 2026 and Fiscal 2025, respectively. Recorded Music revenues represented 29% and 28% of total revenues during Fiscal 2026 and Fiscal 2025, respectively. U.S. and international revenues represented 56% and 44% of total revenues, respectively, during Fiscal 2026. U.S. and international revenues represented 59% and 41% of total revenues, respectively, during Fiscal 2025.

Total digital revenues increased by $9,845 thousand, or 11%, during Fiscal 2026 compared to Fiscal 2025. Total digital revenues represented 58% of consolidated revenues during Fiscal 2026 and Fiscal 2025.

Music Publishing revenues increased by $9,390 thousand, or 9%, during Fiscal 2026 compared to Fiscal 2025. This increase in Music Publishing revenue was mainly driven by a $4,163 thousand increase in digital revenue, primarily due to the acquisition of additional music catalogs and continued growth at music streaming services, a $2,869 thousand increase in performance revenue driven by the performance of hit songs, a $1,114 thousand increase in Other revenue primarily attributable to acquired stage rights and an $897 thousand increase in synchronization revenue driven by the timing of licenses.

On a geographic basis, U.S. Music Publishing revenues represented 54% and 58% of total Music Publishing revenues during Fiscal 2026 and Fiscal 2025, respectively. International Music Publishing revenues represented 46% and 42% of total Music Publishing revenues during Fiscal 2026 and Fiscal 2025, respectively.

Recorded Music revenues increased by $7,264 thousand, or 16%, during Fiscal 2026 compared to Fiscal 2025. This increase in Recorded Music revenues was mainly due to a $5,682 thousand increase in digital revenue, primarily due to the acquisition of additional music catalogs and continued growth at music streaming services, partially offset by the non-recurrence of royalty recoveries recognized during Fiscal 2025 related to underreported usage for music catalogs (the "*Royalty Recovery*"). Additionally, the increase in Recorded Music revenues reflects a $1,211 thousand increase in synchronization revenue driven by the timing of licenses.

On a geographic basis, U.S. Recorded Music revenues represented 54% and 55% of total Recorded Music revenues during Fiscal 2026 and Fiscal 2025, respectively. International Recorded Music revenues represented 46% and 45% of total Recorded Music revenues during Fiscal 2026 and Fiscal 2025, respectively.

Cost of Revenue

Our cost of revenue was comprised of the following amounts (in thousands):

	Fiscal 2026	Fiscal 2025	Fiscal 2026 vs. Fiscal 2025	
			$ Change	% Change
Writer royalties and other publishing costs	$48,470	$45,161	$3,309	7%
Artist royalties and other recorded music costs	13,521	12,269	1,252	10%
Total cost of revenue	$61,991	$57,430	$4,561	8%

Cost of revenue increased by $4,561 thousand, or 8%, during Fiscal 2026 compared Fiscal 2025, primarily as a result of the increase in revenues. Cost of revenue as a percentage of revenues decreased to 35% during Fiscal 2026 from 36% during Fiscal 2025, reflecting decreases in cost of revenue as a percentage of revenue for the Music Publishing and Recorded Music segments.

Writer royalties and other publishing costs for the Music Publishing segment increased by $3,309 thousand, or 7%, during Fiscal 2026 compared to Fiscal 2025, primarily as a result of the increase in Music Publishing revenues. Writer royalties and other publishing costs as a percentage of Music Publishing revenues decreased to 41% during Fiscal 2026 from 42% during Fiscal 2025, driven primarily by the change in the mix of revenues by type and songwriting clients with their specific contractual royalty rates being applied to the revenues.

Artist royalties and other recorded music costs for the Recorded Music segment increased by $1,252 thousand, or 10%, during Fiscal 2026 compared to Fiscal 2025, primarily as a result of the increase in Recorded Music revenues. Artist royalties and other recorded music costs as a percentage of Recorded Music revenues decreased to 26% during Fiscal 2026 from 28% during Fiscal 2025, driven primarily by the change in the mix of revenues by type and songwriting clients with their specific contractual royalty rates being applied to the revenues.

Amortization and Depreciation

Amortization and depreciation expense increased by $4,484 thousand, or 17%, during Fiscal 2026 compared to Fiscal 2025, primarily driven by the acquisition of additional music catalogs.

Administration Expenses

Our administration expenses are comprised of the following amounts (in thousands):

	Fiscal 2026	Fiscal 2025	Fiscal 2026 vs. Fiscal 2025	
			$ Change	% Change
Music Publishing administration expenses	$27,445	$24,907	$2,538	10%
Recorded Music administration expenses	11,129	9,232	1,897	21%
Other administration expenses	6,085	5,777	308	5%
Total administration expenses	$44,659	$39,915	$4,744	12%

Total administration expenses increased by $4,744 thousand, or 12%, during Fiscal 2026 compared to Fiscal 2025, driven by increases in administration expenses in the Music Publishing and Recorded Music segments, as well as an increase in Other administration expenses. This increase also reflects $328 thousand of professional fees and other costs associated with (i) the acquisition of ViralWave Content Consultancy DWC-LLC ("Viral Wave"), which closed in April 2026 (the "Viral Wave Acquisition"), and (ii) the Special Committee (the "Transaction costs"). Expressed as a percentage of revenues, administration expenses were 25% during Fiscal 2026 and Fiscal 2025.

Music Publishing administration expenses increased by $2,538 thousand, or 10%, during Fiscal 2026 compared to Fiscal 2025. Expressed as a percentage of revenues, Music Publishing administration expenses were 23% during each of Fiscal 2026 and Fiscal 2025.

Recorded Music administration expenses increased by $1,897 thousand, or 21%, during Fiscal 2026 compared to Fiscal 2025. Expressed as a percentage of revenue, Recorded Music administration expenses increased to 22% during Fiscal 2026 from 21% during Fiscal 2025, primarily due to investments made in the Recorded Music business to address frontline opportunities, as well as increased compensation and other costs due to inflation.

Other administration expenses increased by $308 thousand, or 5%, during Fiscal 2026 compared to Fiscal 2025, primarily due to selling expenses associated with our artist management business, consisting mostly of manager compensation.

Operating Income

Operating income increased by $3,170 thousand, or 9%, during Fiscal 2026 compared to Fiscal 2025, primarily driven by an increase in revenues, partially offset by an increase in amortization and depreciation and administration expenses. Operating income margin (operating income expressed as a percentage of revenues) was 22% during each of Fiscal 2026 and Fiscal 2025.

Interest Expense

Interest expense increased by $4,569 thousand, or 21% during Fiscal 2026 compared to Fiscal 2025. The increase in interest expense was driven primarily by increased debt balances due to use of funds in acquisitions of music catalogs and writer signings, as well as an increase in effective interest rates. The increase in the Company's effective interest rates primarily reflects an increase on the portions of its borrowings that are hedged, as its swap contracts in effect during Fiscal 2026 have a higher fixed interest rate than the Company's previous swap contracts, which were in effect during a portion of Fiscal 2025 until they matured on September 30, 2024.

Gain on Foreign Exchange

Gain on foreign exchange was $231 thousand during Fiscal 2026 compared to $578 thousand during Fiscal 2025. This change was due to fluctuations in the two foreign currencies we are directly exposed to, namely the British pound sterling and the euro.

Loss on Fair Value of Swaps

Loss on fair value of swaps was $351 thousand during Fiscal 2026 compared to $4,214 thousand during Fiscal 2025. This change was due to the marking to market of our interest rate swap hedges. Additionally, the loss during Fiscal 2025 reflects the September 2024 decrease in the Secured Overnight Financing rate ("**SOFR**"), as well as the time value of the swaps that expired on September 30, 2024.

Other (Expense) Income, Net

Other (expense) income, net during Fiscal 2026 was comprised primarily of the Company's recognition of its share of losses incurred by equity method investments. Other (expense) income, net during Fiscal 2025 consisted of a $104 thousand gain recorded on the disposal of an equity investment during the period (the "**Investment Gain**") and the Company's share of proceeds related to underreported usage for acquired music catalogs that pertained to periods prior to the Company's acquisition of the music catalogs, which totaled $823 thousand (the "**Recovery Income**"). These factors were partially offset by a $500 thousand impairment of an investment (the "**Investment Write-down**") and the Company's share of loss recorded by an equity method investment. See Note 2, "*Summary of Significant Accounting Policies — Investments in Equity Affiliates*" to the accompanying consolidated financial statements for discussion about the Investment Gain and Investment Write-down.

Income Tax Expense

Income tax expense increased to $3,328 thousand during Fiscal 2026 compared to $2,141 thousand during Fiscal 2025. The increase in income tax expense during Fiscal 2026 was primarily due to an increase of income before income taxes.

The Company's effective income tax rate during Fiscal 2026 was 29.8% compared to 21.7% during Fiscal 2025. The increase in the effective income tax rate during Fiscal 2026 reflects the non-recurrence of a Fiscal 2025 return to provision reconciliation related to certain international tax liabilities, partially offset by an increase in earnings, which reduced the relative impact of statutory limitations on certain deductions.

Net Income

Net income increased by $96 thousand to $7,827 thousand during Fiscal 2026 compared to $7,731 thousand during Fiscal 2025, driven primarily by a decrease in loss on fair value of swaps and an increase in operating income, partially offset by increases in interest expense and income tax expense.

Non-GAAP Reconciliations

We use certain financial information, such as OIBDA, OIBDA Margin, EBITDA and Adjusted EBITDA, which are non-GAAP financial measures, which means they have not been prepared in accordance with U.S. GAAP. Reservoir's management uses these non-GAAP financial measures to evaluate our operations, measure its performance and make strategic decisions. We believe that the use of these non-GAAP financial measures provides useful information to investors and others in understanding our results of operations and trends in the same manner as our management and in evaluating our financial measures as compared to the financial measures of other similar companies, many of which present similar non-GAAP financial measures. However, these non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by our management about which items are excluded or included in determining these non-GAAP financial measures and, therefore, should not be considered as a substitute for net income, operating income or any other operating performance measures calculated in accordance with GAAP. Using such non-GAAP financial measures in isolation to analyze our business would have material limitations because the calculations are based on the subjective determination of our management regarding the nature and classification of events and circumstances. In addition, although other companies in our industry may report measures titled OIBDA, OIBDA Margin and Adjusted EBITDA, or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate such non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, such non-GAAP financial measures should be considered alongside other financial performance measures and other financial results presented in accordance with GAAP. Reconciliations of OIBDA to operating income and EBITDA and Adjusted EBITDA to net income are provided below.

We consider operating income before non-cash depreciation of tangible assets and non-cash amortization of intangible assets ("*OIBDA*") to be an important indicator of the operational strengths and performance of our businesses and believe this non-GAAP financial measure provides useful information to investors because it removes the significant impact of amortization from our results of operations and represents our measure of segment income. However, a limitation of the use of OIBDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses and other non-operating income. Accordingly, OIBDA should be considered in addition to, not as a substitute for, operating income, net income attributable to us and other measures of financial performance reported in accordance with GAAP. In addition, our definition of OIBDA may differ from similarly titled measures used by other companies. OIBDA Margin is defined as OIBDA as a percentage of revenue.

EBITDA is defined as earnings (net income or loss) before net interest expense, income tax (benefit) expense, non-cash depreciation of tangible assets and non-cash amortization of intangible assets and is used by management to measure operating performance of the business. Adjusted EBITDA is defined as EBITDA further adjusted to exclude items or expenses such as, among others, (1) any non-cash charges (including any impairment charges, loss on early extinguishment of debt and to write-down an equity investment to its fair value), (2) any net gain or loss on foreign exchange, (3) any net gain or loss resulting from interest rate swaps, (4) equity-based compensation expense and (5) certain unusual or non-recurring items. Adjusted EBITDA is a key measure used by our management to understand and evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. However, certain limitations on the use of Adjusted EBITDA include, among others, (1) it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue for our business, (2) it does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on our indebtedness and (3) it does not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments. In particular, Adjusted EBITDA measure adds back certain non-cash, unusual or non-recurring charges that are deducted in calculating net income; however, these are expenses that may recur, vary greatly and are difficult to predict. In addition, Adjusted EBITDA is not the same as net income or cash flow provided by operating activities as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

Reconciliation of Operating Income to OIBDA

We use OIBDA as our primary measure of financial performance. The following tables reconcile consolidated operating income to OIBDA and presents OIBDA by segment (in thousands):

| | Consolidated | | | |
| | Fiscal 2026 | Fiscal 2025 | Fiscal 2026 vs. Fiscal 2025 | |
			$ Change	% Change
Revenues	$175,664	$158,706	$16,958	11%
Cost of revenue	61,991	57,430	4,561	8%
Administration expenses	44,659	39,915	4,744	12%
OIBDA	69,014	61,360	7,654	12%
Amortization and depreciation	30,783	26,299	4,484	17%
Operating income	$ 38,231	$ 35,061	$ 3,170	9%
OIBDA Margin	39%	39%		

| | Music Publishing | | | |
| | Fiscal 2026 | Fiscal 2025 | Fiscal 2026 vs. Fiscal 2025 | |
			$ Change	% Change
Revenues	$116,803	$107,412	$9,390	9%

	Music Publishing			
	Fiscal 2026	**Fiscal 2025**	**Fiscal 2026 vs. Fiscal 2025**	
			$ Change	**% Change**
Cost of revenue	48,470	45,161	3,309	7%
Administration expenses	27,445	24,907	2,538	10%
OIBDA	$ 40,888	$ 37,345	$3,543	9%
OIBDA Margin	35%	35%		

	Recorded Music			
	Fiscal 2026	**Fiscal 2025**	**Fiscal 2026 vs. Fiscal 2025**	
			$ Change	**% Change**
Revenues	$51,514	$44,250	$7,264	16%
Cost of revenue	13,521	12,269	1,252	10%
Administration expenses	11,129	9,232	1,897	21%
OIBDA	$26,864	$22,749	$4,115	18%
OIBDA Margin	52%	51%		

OIBDA

OIBDA increased by $7,654 thousand, or 12%, during Fiscal 2026 compared to Fiscal 2025, driven by a $3,543 thousand increase in Music Publishing OIBDA and a $4,115 thousand increase in Recorded Music OIBDA. Expressed as a percentage of revenue, OIBDA Margin was 39% during each of Fiscal 2026 and Fiscal 2025.

Music Publishing OIBDA increased by $3,543 thousand, or 9%, during Fiscal 2026 compared to Fiscal 2025, driven primarily by an increase in revenues, partially offset by an increase in administration expenses. Expressed as a percentage of revenue, Music Publishing OIBDA Margin was 35% during each of Fiscal 2026 and Fiscal 2025.

Recorded Music OIBDA increased by $4,115 thousand, or 18% during Fiscal 2026 compared to Fiscal 2025, driven primarily by an increase in revenues, partially offset by an increase in administration expenses. Expressed as a percentage of revenue, Recorded Music OIBDA Margin increased to 52% during Fiscal 2026 from 51% during Fiscal 2025, reflecting an improvement in artist royalties and other recorded music costs as a percentage of Recorded Music revenues.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Fiscal 2026	**Fiscal 2025**	**Fiscal 2026 vs. Fiscal 2025**	
			$ Change	**% Change**
Net income	$ 7,827	$ 7,731	$ 96	1%
Income tax expense	3,328	2,141	1,187	55%
Interest expense	26,452	21,883	4,569	21%
Amortization and depreciation	30,783	26,299	4,484	17%
EBITDA	68,390	58,054	10,336	18%
Gain on foreign exchange[a]	(231)	(578)	347	(60)%
Loss on fair value of swaps[b]	351	4,214	(3,863)	(92)%
Non-cash share-based compensation[c]	4,272	4,385	(114)	(3)%
Transaction costs[d]	328	—	328	NM
Other expense (income), net[e]	504	(330)	834	NM
Adjusted EBITDA	$73,614	$65,745	$ 7,868	12%

_____

NM — Not meaningful

(a) Reflects the gain on foreign exchange fluctuations.

(b) Reflects the non-cash loss on the mark-to-market of interest rate swaps.

(c) Reflects non-cash stock-based compensation expense related to the Reservoir Media, Inc. 2021 Omnibus Incentive Plan.

(d) Reflects transaction costs incurred in connection with the Viral Wave Acquisition and by the Special Committee.

(e) Reflects the Company's share of losses recorded by equity method investments during Fiscal 2026. Reflects the Investment Gain and Recovery Income, partially offset by the Investment Write-down and the Company's share of loss recorded by an equity method investment during Fiscal 2025.

Consolidated Adjusted EBITDA increased by $7,868 thousand, or 12%, during Fiscal 2026 compared to Fiscal 2025, primarily as a result of an increase in revenues, partially offset by an increase in administration expenses.

Liquidity and Capital Resources

Capital Resources

As of March 31, 2026, we had $455,705 thousand of debt (net of $3,123 thousand of deferred financing costs) and $25,927 thousand of cash and equivalents.

Cash Flows

The following table summarizes our historical cash flows (in thousands).

	Fiscal 2026	Fiscal 2025	$ Change
Cash provided by (used for):			
Operating activities	$ 50,140	$ 45,279	$ 4,861
Investing activities	$(104,320)	$(96,719)	$(7,601)
Financing activities	$ 64,203	$ 54,518	$ 9,685

Operating Activities

Cash provided by operating activities was $50,140 thousand during Fiscal 2026 compared to $45,279 thousand during Fiscal 2025. The primary drivers of the $4,861 thousand increase in cash provided by operating activities during Fiscal 2026 as compared to Fiscal 2025 were increases in earnings and cash provided by working capital. The increase in cash provided by working capital was due primarily to the timing of payments of accounts payable and the timing of collections of accounts receivable and royalty advances and recoupments, partially offset by the timing of royalty payments to artists.

Investing Activities

Cash used for investing activities was $104,320 thousand during Fiscal 2026 compared to $96,719 thousand during Fiscal 2025. The increase in cash used for investing activities was primarily due to an increase in acquisitions of music catalogs.

Financing Activities

Cash provided by financing activities was $64,203 thousand during Fiscal 2026 compared to $54,518 thousand during Fiscal 2025. The increase in cash provided by financing activities in Fiscal 2026 reflects an increase in borrowings from the secured line of credit, partially offset by an increase in repayments of the secured line of credit.

Liquidity

Our primary sources of liquidity are the cash flows generated from our subsidiaries' operations, available cash and cash equivalents and funds available for drawing under our Senior Credit Facility (as described below). These sources of liquidity are needed to fund our debt service requirements, working capital requirements, strategic acquisitions and investments, capital expenditures and other investing and financing activities we may elect to make in the future.

We believe that our primary sources of liquidity will be sufficient to support our existing operations over the next twelve months.

Existing Debt as of March 31, 2026

As of March 31, 2026, our outstanding debt consisted of $458,828 thousand borrowed under the Senior Credit Facility. As of March 31, 2026, remaining borrowing availability under the Senior Credit Facility was $91,172 thousand.

We use cash generated from operations to service outstanding debt, consisting primarily of interest payments through maturity, and we expect to continue to refinance and extend maturity on the Senior Credit Facility for the foreseeable future.

Debt Capital Structure

RMM is a borrower under a revolving credit agreement (as amended or supplemented from time to time, the "***RMM Credit Agreement***") governing RMM's Senior Credit Facility. The maturity date of the loans advanced under the Senior Credit Facility is December 16, 2027.

The interest rate on borrowings under the Senior Credit Facility is equal to, at our option, either the sum of a base rate plus a margin of 1.00% or the sum of a Secured Overnight Financing Rate ("***SOFR***") rate plus a margin of 2.00%, in each case subject to a 0.25% increase based on a consolidated net senior debt to library value ratio. RMM is also required to pay an unused fee in respect of unused commitments under the Senior Credit Facility, if any, at a rate of 0.25% per annum. The Senior Credit Facility also includes an "accordion feature" that permits RMM to seek additional commitments in an amount not to exceed $150,000 thousand.

Subject to market conditions, we expect to continue to take opportunistic steps to extend our maturity dates and reduce related interest expense. From time to time, we may incur additional indebtedness for, among other things, working capital, repurchasing, redeeming or tendering for existing indebtedness and acquisitions or other strategic transactions.

Certain terms of the Senior Credit Facility are described below.

Guarantees and Security

The obligations under the Senior Credit Facility are guaranteed by us, RHI and subsidiaries of RMM. Substantially all of our, RHI's, RMM's and other subsidiary guarantors' tangible and intangible assets are pledged as collateral to secure the obligations of RMM under the Senior Credit Facility, including accounts receivable, cash and cash equivalents, deposit accounts, securities accounts, commodities accounts, inventory and certain intercompany debt owing to us or our subsidiaries.

Covenants, Representations and Warranties

The Senior Credit Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants contained in the Senior Credit Facility limit the ability our, RHI's, RMM's and certain of its subsidiaries ability to, among other things, incur debt or liens, merge or consolidate with others, make investments, make cash dividends, redeem or repurchase capital stock, dispose of assets, enter into transactions with affiliates or enter into certain restrictive agreements.

Events of Default

The Senior Credit Facility includes customary events of default, including nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, certain bankruptcy or insolvency events, certain Employee Retirement

Income Security Act ("*ERISA*") events and certain material judgments, in each case, subject to customary thresholds, notice and grace period provisions.

Covenant Compliance

The Senior Credit Facility contains financial covenants that requires us, on a consolidated basis with our subsidiaries, to maintain, (i) a fixed charge coverage ratio of not less than 1.10:1.00 for each four fiscal quarter period, and (ii) a consolidated senior debt to library value ratio of no greater than 0.45:1.00, subject to certain adjustments.

Non-compliance with the fixed charge coverage ratio and consolidated senior debt to library value ratio could result in the lenders, subject to customary cure rights, requiring the immediate payment of all amounts outstanding under the Senior Credit Facility, which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As of March 31, 2026, with a fixed charge coverage ratio of 3.36x and a consolidated senior debt to library value ratio less than 31%, we were in compliance with both of the financial covenants and all non-financial covenants under the Senior Credit Facility.

Interest Rate Swaps

At March 31, 2026, RMM had the following interest rate swaps outstanding, under which it pays a fixed rate and receives a floating interest payment from the counterparty based on SOFR with reference to notional amounts adjusted to match the original scheduled principal repayments pursuant to the Senior Credit Facility (in thousands):

Effective Date	Notional Amount at March 31, 2026	Pay Fixed Rate	Maturity
September 30, 2024	$100,000	2.946%	December 2027
September 30, 2024	$ 50,000	3.961%	December 2027
August 29, 2025	$ 65,000	3.405%	December 2027

On September 30, 2024, three previous interest rate swaps expired with original notional amounts of $8,875 thousand, $88,098 thousand and $53,030 thousand, respectively. Through the expiration date of these previous interest rate swaps, RMM paid fixed rates of 1.53%, 1.422% and 0.972%, respectively, to the counterparty and received a floating interest payment from the counterparty based on SOFR with reference to notional amounts adjusted to match the original scheduled principal repayments pursuant to the indenture agreement.

Dividends

Our ability to pay dividends to Reservoir Media, Inc.'s shareholders is restricted by covenants in the Senior Credit Facility. We did not pay any dividends to Reservoir Media, Inc.'s shareholders during Fiscal 2026.

Summary

Management believes that funds generated from our operations, borrowings under the Senior Credit Facility and available cash and equivalents will be sufficient to fund our debt service requirements, working capital requirements and capital expenditure requirements for the foreseeable future. However, our ability to continue to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, as well as other industry-specific factors such as the ability to control music piracy and the continued transition from physical to digital formats in the music publishing and recorded music industries. It could also be affected by the severity and duration of natural or human-made disasters, including pandemics. We and our affiliates continue to evaluate opportunities to, from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to pay dividends or prepay outstanding debt or repurchase or retire our outstanding debt. The amounts involved in any such transactions, individually or in the aggregate, may be material and may be funded from available cash or from additional borrowings or equity raises. In addition, from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity, and other factors, we may seek to refinance the Senior Credit Facility with existing cash and/or with funds provided from additional borrowings.

Contractual and Other Obligations

Firm Commitments

The following table summarizes the Company's aggregate contractual obligations as of March 31, 2026, and the estimated timing and effect that such obligations are expected to have on liquidity and cash flow in future periods.

Firm Commitments and Outstanding Debt	Less Than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years	Total
		(in thousands)			
Secured line of credit	$ —	$458,828	$ —	$ —	$458,828
Interest on secured line of credit[1]	26,005	18,524	—	—	44,529
Operating leases	1,725	3,392	2,813	2,625	10,555
Artist, songwriter and co-publisher commitments[2]	2,529	2,239	—	—	4,768
Asset acquisition and share purchase acquisition commitments[3]	2,175	255	90	—	2,520
Total firm commitments and outstanding debt	$32,434	$483,238	$2,903	$2,625	$521,200

The following is a description of our firmly committed contractual obligations as of March 31, 2026:

(1) Interest obligations under the Credit Facility are based on principal amounts outstanding and interest rates in effect as of March 31, 2026. Interest does not include amortization of deferred financing costs or effects of interest rate swaps.

(2) The Company routinely enters into long-term commitments with songwriters and recording artists for the future delivery of music. Such commitments generally become due only upon delivery or release and Reservoir's acceptance of future musical compositions by songwriters and publishers or albums from the artists. Because the timing of payment, and even whether payment occurs, is dependent upon the timing of delivery of albums and musical compositions, the timing and amount of payment of these commitments as presented in the above summary can vary significantly.

(3) The Company routinely enters into asset acquisition agreements, which can have deferred minimum funding commitments and other related obligations, as reflected in the table above.

Critical Accounting Policies and Estimates

We believe that the following accounting policies and estimates involve a high degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2, "*Summary of Significant Accounting Policies"* to the accompanying consolidated financial statements for the fiscal years ended March 31, 2026 and 2025, contained in Part II, Item 8 of this Form 10-K for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and related notes thereto. We believe we have used reasonable estimates and assumptions in preparing the consolidated financial statements. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue and Cost Recognition

Revenues

As required by Financial Accounting Standards Board ("*FASB*") Accounting Standards Codification ("*ASC*") Topic 606, Revenue from Contracts with Customers ("*ASC 606*"), Reservoir recognizes revenue when, or as, control of the promised services or goods is transferred to its customers and in an amount that reflects the consideration to which Reservoir is expected to be entitled in exchange for those services or goods.

Music Publishing

Music Publishing revenues are earned from the receipt of royalties relating to the licensing of rights in musical compositions and the sale of published sheet music and songbooks. The receipt of royalties principally relates to amounts earned from the public performance of musical compositions, the mechanical reproduction of musical compositions on recorded media including digital formats and the use of musical compositions in synchronization with visual images. Music publishing royalties, except for synchronization royalties, generally are recognized when the sale or usage occurs. The most common form of consideration for publishing contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports and, when these reports are not available, royalties are estimated based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends. Synchronization revenue is typically recognized as revenue when the customer has a right to access the license, which is when control is transferred to the customer.

Recorded Music

Revenues from the sale or license of Recorded Music products through digital distribution channels are typically recognized when the sale or usage occurs based on usage reports received from the customer. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are typically received monthly. For certain licenses where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer. Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and control has been transferred.

Accounting for Royalty Costs and Royalty Advances

Reservoir incurs royalty costs that are payable to our recording artists and songwriters generated from the sale or license of our music publishing copyrights and recorded music catalogue. Royalties are calculated using negotiated rates in accordance with songwriter and recording artist contracts. Calculations are based on revenue earned or user/usage measures or by a combination of these calculations. There are instances where such data is not available to be processed and royalty cost calculations may be complex or involve judgments about significant volumes of data to be processed and analyzed.

In many instances, Reservoir commits to pay our recording artists and songwriters royalties in advance of future sales. Reservoir accounts for these advances under the related guidance in FASB ASC Topic 928, Entertainment — Music ("**ASC 928**"). Under ASC 928, Reservoir capitalizes as assets certain advances, which it believes are recoverable from future royalties to be earned by the recording artist or songwriter, when paid. Recoverability is assessed upon initial commitment of the advance based upon Reservoir's forecast of anticipated revenue from the sale of future and existing sound recordings or musical compositions. Reservoir regularly updates the recoverability assessment as additional data is available. In determining whether the advance is recoverable, Reservoir evaluates the current and past popularity of the songwriter or recording artist, the sales or license history of the songwriter or recording artist, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Advances vary in both amount and expected life based on the underlying songwriter or recording artist. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Acquisitions and Business Combinations

In conjunction with each acquisition transaction, Reservoir assesses whether the transaction should follow accounting guidance applicable to an asset acquisition or a business combination. This assessment requires an evaluation of whether the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, resulting in an asset acquisition or, if not, resulting in a business combination. If treated as an asset acquisition, the assets are recorded on a relative fair value basis and related acquisition costs are capitalized as part of the asset.

If treated as a business combination, Reservoir recognizes identifiable assets acquired, liabilities assumed, and non-controlling interests at their fair values at the acquisition date. Any consideration paid in excess of the net fair value of the identifiable assets and liabilities acquired in a business combination is recorded to goodwill and acquisition-related costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of music catalogs (publishing and recorded). Intangible assets are recorded at fair value in a business combination and relative fair value in an asset acquisition. Intangible assets are amortized over their expected useful lives using the straight-line method.

Reservoir periodically reviews the carrying value of its amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the lives assigned may no longer be appropriate. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. If it is determined that events and circumstances warrant a revision to the remaining period of amortization, an asset's remaining useful life would be changed, and the remaining carrying amount of the asset would be amortized prospectively over that revised remaining useful life.

New Accounting Pronouncements

See Note 2, "*Summary of Significant Accounting Policies*" to the accompanying consolidated financial statements for the fiscal years ended March 31, 2026 and 2025, contained in Part II, Item 8 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Reservoir Media, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reservoir Media, Inc. and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition Related to Estimated Music Publishing Royalties — Refer to Notes 2 and 3 to the Financial Statements

Critical Audit Matter Description

The Company recognizes revenue when, or as, control of the promised services or goods is transferred to the Company's customers, and in an amount that reflects the consideration to which the Company is expected to be entitled in exchange for those services or goods. Music publishing revenues are earned in the form of royalties relating to the licensing of rights in musical compositions and the sale of published sheet music and songbooks and typically involve a single performance obligation. The Company's arrangements include licenses of intellectual property with consideration in the form of sales- and usage-based royalties. Royalty revenue is recognized when the subsequent sale or usage occurs using the best estimates available of the amounts that will be received by the Company from collecting societies due to the timing difference between content usage and reporting, and the significant assumptions utilized in developing the estimate, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends.

We identified the evaluation of revenue recognition related to estimated music publishing royalties as a critical audit matter. This required extensive audit effort due to the complexity of aggregating and validating usage and cash receipt information from multiple collecting societies and required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management's estimate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's revenue recognition related to estimated music publishing royalties included the following, among others:

- We tested the effectiveness of internal controls over the Company's estimates related to music publishing royalty revenue, including the accounting and disclosure of music publishing royalty revenue in the financial statements; we involved our information technology ("IT") specialists who assisted in testing certain IT application controls and general IT controls used by the Company in its music publishing revenue recognition processes;

- We recalculated management's estimate related to music publishing royalty revenue through the use of historical revenue amounts and comparing management's estimates to industry data;

- We performed a retrospective review by comparing the prior period estimated music publishing revenue to actual royalty statements received by the Company from collecting societies;

- We traced cash receipts received by the Company related to balances that were included in the Company's recorded estimated music publishing revenue. In addition, we independently determined that the complete number of cash receipts for the lag period were included in the Company's estimated music publishing revenue based upon recurring royalty distribution schedules from collecting societies.

/s/ Deloitte & Touche LLP

New York, New York

May 28, 2026

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Reservoir Media, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Reservoir Media, Inc. and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated May 28, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York

May 28, 2026

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. dollars, except share data)

	Fiscal Year Ended March 31,	
	2026	2025
Revenues	$175,664,491	$158,705,736
Costs and expenses:		
Cost of revenue	61,991,231	57,430,005
Amortization and depreciation	30,783,011	26,299,233
Administration expenses	44,659,434	39,915,464
Total costs and expenses	137,433,676	123,644,702
Operating income	38,230,815	35,061,034
Interest expense	(26,451,641)	(21,883,321)
Gain on foreign exchange	230,549	578,251
Loss on fair value of swaps	(350,960)	(4,213,819)
Other (expense) income, net	(504,221)	329,976
Income before income taxes	11,154,542	9,872,121
Income tax expense	3,328,027	2,140,724
Net income	7,826,515	7,731,397
Net loss attributable to noncontrolling interests	476,149	18,516
Net income attributable to Reservoir Media, Inc.	$ 8,302,664	$ 7,749,913
Earnings per common share (Note 13):		
Basic	$ 0.13	$ 0.12
Diluted	$ 0.13	$ 0.12
Weighted average common shares outstanding (Note 13):		
Basic	65,536,506	65,161,373
Diluted	66,307,433	65,949,366

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	Fiscal Year Ended March 31,	
	2026	**2025**
Net income	$ 7,826,515	$7,731,397
Other comprehensive income:		
Translation adjustments	1,751,335	1,375,626
Total comprehensive income	9,577,850	9,107,023
Comprehensive loss attributable to noncontrolling interests	476,149	18,516
Total comprehensive income attributable to Reservoir Media, Inc.	$10,053,999	$9,125,539

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	March 31, 2026	March 31, 2025
Assets		
Current assets		
Cash and cash equivalents	$ 25,927,462	$ 21,386,140
Accounts receivable	40,832,075	37,848,611
Current portion of royalty advances	16,368,968	15,182,463
Other current assets	9,409,757	4,867,081
Total current assets	92,538,262	79,284,295
Intangible assets, net	788,740,821	719,673,219
Equity method and other investments	2,830,766	1,100,000
Royalty advances, net of current portion and reserves	54,128,586	55,508,155
Property and equipment, net	661,986	406,784
Operating lease right of use assets, net	7,889,862	5,949,418
Fair value of swap assets	1,356,878	1,828,303
Other assets	1,529,920	1,376,836
Total assets	$949,677,081	$865,127,010
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,116,221	$ 5,394,755
Royalties payable	52,323,565	47,210,727
Accrued payroll	2,672,350	2,588,758
Deferred revenue	2,472,734	1,885,462
Other current liabilities	3,408,651	7,954,208
Income taxes payable	547,932	803,342
Total current liabilities	65,541,453	65,837,252
Secured line of credit	455,705,468	388,134,754
Deferred tax liability	41,786,064	38,228,099
Operating lease liabilities, net of current portion	7,445,152	5,723,930
Fair value of swap liability	289,543	410,008
Other liabilities	345,149	593,185
Total liabilities	571,112,829	498,927,228
Contingencies and commitments (Note 16)		
Shareholders' Equity		
Preferred stock, $0.0001 par value 75,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2026 and 2025	—	—
Common stock, $0.0001 par value; 750,000,000 shares authorized, 65,602,509 issued and outstanding at March 31, 2026; 65,239,735 issued and outstanding at March 31, 2025	6,561	6,524
Additional paid-in capital	346,933,189	344,145,789
Retained earnings	31,450,234	23,147,570
Accumulated other comprehensive loss	(670,772)	(2,422,107)
Total Reservoir Media, Inc. shareholders' equity	377,719,212	364,877,776
Noncontrolling interest	845,040	1,322,006
Total shareholders' equity	378,564,252	366,199,782
Total liabilities and shareholders' equity	$949,677,081	$865,127,010

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In U.S. dollars, except share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interests	Shareholders' equity
	Shares	Amount					
Balance, March 31, 2024	**64,826,864**	**$6,483**	**$341,388,351**	**$15,397,657**	**$(3,797,733)**	**$1,490,223**	**$354,484,981**
Share-based compensation	—	—	3,286,922	—	—	—	3,286,922
Stock option exercises	19,750	2	100,919	—	—	—	100,921
Vesting of restricted stock units, net of shares withheld for employee taxes	393,121	39	(1,432,903)	—	—	—	(1,432,864)
Reclassification of liability-classified awards to equity-classified awards	—	—	802,500	—	—	—	802,500
Distribution to noncontrolling interest holders	—	—	—	—	—	(149,701)	(149,701)
Net income (loss)	—	—	—	7,749,913	—	(18,516)	7,731,397
Other comprehensive income	—	—	—	—	1,375,626	—	1,375,626
Balance, March 31, 2025	**65,239,735**	**$6,524**	**$344,145,789**	**$23,147,570**	**$(2,422,107)**	**$1,322,006**	**$366,199,782**
Share-based compensation	—	—	3,367,973	—	—	—	3,367,973
Stock option exercises	2,678	—	13,684	—	—	—	13,684
Vesting of restricted stock units, net of shares withheld for employee taxes	360,096	37	(1,382,831)	—	—	—	(1,382,794)
Reclassification of liability-classified awards to equity-classified awards	—	—	1,075,407	—	—	—	1,075,407
Acquisition of noncontrolling interests	—	—	(286,833)	—	—	(817)	(287,650)
Net income (loss)	—	—	—	8,302,664	—	(476,149)	7,826,515
Other comprehensive income	—	—	—	—	1,751,335	—	1,751,335
Balance, March 31, 2026	**65,602,509**	**$6,561**	**$346,933,189**	**$31,450,234**	**$ (670,772)**	**$ 845,040**	**$378,564,252**

See accompanying notes to the consolidated financial statements.

RESERVOIR MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Fiscal Year Ended March 31,	
	2026	2025
Cash flows from operating activities:		
Net income	$ 7,826,515	$ 7,731,397
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	30,556,213	26,073,069
Depreciation of property and equipment	226,798	226,164
Share-based compensation	4,271,714	4,385,255
Amortization of deferred financing costs	1,710,973	1,343,147
Loss on fair value of swaps	350,960	4,213,819
Loss from equity method investments	506,021	100,000
Impairment of equity investment	—	499,998
Gain on disposition of equity investment	—	(103,715)
Deferred income taxes	2,326,972	467,197
Changes in operating assets and liabilities:		
Accounts receivable	(2,983,464)	(4,621,229)
Other current assets	874,225	1,496,423
Royalty advances	333,504	(777,475)
Other assets and liabilities	815,933	729,779
Accounts payable, accrued expenses and deferred revenue	(1,383,063)	(3,578,183)
Royalties payable	4,962,099	6,729,653
Income taxes payable	(255,410)	364,190
Net cash provided by operating activities	50,139,990	45,279,489
Cash flows from investing activities:		
Purchases of music catalogs	(101,601,263)	(96,482,556)
Loan to third party	—	(2,517,896)
Repayment of loan from third party	—	2,517,896
Investments in equity affiliates	(2,236,787)	(1,100,000)
Sale of equity investment	—	945,071
Purchases of property and equipment	(482,000)	(81,538)
Net cash used for investing activities	(104,320,050)	(96,719,023)
Cash flows from financing activities:		
Proceeds from secured line of credit	86,000,000	66,000,000
Repayments of secured line of credit	(19,000,000)	(10,000,000)
Proceeds from stock option exercises	13,684	100,921
Taxes paid related to net share settlement of restricted stock units	(1,382,794)	(1,432,864)
Deferred financing costs paid	(1,140,259)	—
Acquisition of noncontrolling interests	(287,650)	—
Distribution to noncontrolling interest holders	—	(149,701)
Net cash provided by financing activities	64,202,981	54,518,356
Foreign exchange impact on cash	(107,828)	175,303
Net increase in cash, cash equivalents and restricted cash	9,915,093	3,254,125
Cash, cash equivalents and restricted cash at beginning of year	21,386,140	18,132,015
Cash, cash equivalents and restricted cash at end of year	$ 31,301,233	$ 21,386,140

See accompanying notes to the consolidated financial statements.

Reconciliation of Cash and cash equivalents to Consolidated Statements of Cash Flows:

	Fiscal Year Ended March 31,	
	2026	**2025**
Cash and cash equivalents as presented in Consolidated Balance Sheets	$25,927,462	$21,386,140
Restricted cash included in Other current assets[(a)]	5,373,771	—
Cash, cash equivalents and restricted cash as presented in Consolidated Statements of Cash Flows	$31,301,233	$21,386,140

(a) Restricted cash included in Other current assets at March 31, 2026 consists of funds placed in escrow in connection with the Viral Wave Acquisition that was completed in April 2026 and are legally restricted as to withdrawal or use. Restricted cash is recorded at cost which approximates fair value. See Note 18, *Subsequent Events*.

NOTE 1. DESCRIPTION OF BUSINESS

Reservoir Media, Inc., a Delaware corporation (the "***Company***"), is an independent music company based in New York City, New York and with offices in Los Angeles, Nashville, Toronto, London, Abu Dhabi and Mumbai.

Following a business combination between Roth CH Acquisition II Co. ("***ROCC***") and Reservoir Holdings, Inc., a Delaware corporation ("***RHI***"), on July 28, 2021 (the "***Business Combination***"), the Company's legal name became "Reservoir Media, Inc." The common stock, $0.0001 par value per share, of the Company (the "***Common Stock***") and warrants are traded on The Nasdaq Stock Market LLC ("***NASDAQ***") under the ticker symbols "RSVR" and "RSVRW," respectively.

The Company is a holding company that conducts substantially all of its business operations through Reservoir Media Management, Inc. ("***RMM***") and RMM's subsidiaries. The Company's activities are organized into two reportable segments: Music Publishing and Recorded Music. Operations of the Music Publishing segment involve the acquisition of interests in music catalogs from which royalties are earned as well as signing songwriters to exclusive agreements which give the Company an interest in the future delivery of songs. Operations of the Recorded Music segment involve the acquisition of sound recording catalogs as well as the discovery and development of recording artists and the marketing, distribution, sale and licensing of the music catalog.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("***U.S. GAAP***" or "***GAAP***"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The following include significant accounting policies that have been adopted by the Company:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries. The Company records a noncontrolling interest in its consolidated balance sheets and statements of operations with respect to the remaining economic interests in majority-owned subsidiaries it does not own. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Significant Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Significant estimates are used for, but not limited to, determining useful lives of intangible assets, intangible asset recoverability and impairment and accrued revenue. Actual results could differ from these estimates.

Amounts Due to (from) Related Parties

The Company has various shared services agreements with a shareholder and other affiliated entities under the control of its shareholder. These agreements cover services such as IT support and re-billed services of staff who perform services across multiple entities. Amounts due to (from) this shareholder and other affiliated entities totaled $0 as of March 31, 2026 and 2025.

Foreign Currencies

The Company has determined the U.S. dollar to be the functional currency of the Company and certain subsidiaries as it is the currency of the primary economic environment in which the companies operate while other subsidiaries have been determined to have the British Pound as their functional currencies.

Monetary assets and liabilities denominated in foreign currencies other than the functional currency are translated into the respective functional currencies at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

Financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the fiscal year. Exchange gains and losses are deferred and reflected on the balance sheet in accumulated other comprehensive income and subsequently recognized in income upon substantial disposal of the net investment in the foreign operation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer's financial condition. The time between the Company's issuance of an invoice and payment due date is not significant. Customer payments that are not collected in advance of the transfer of promised services or goods are generally due 30-60 days from the invoice date. Customer payments related to synchronization licenses often take longer to collect, but that does not typically impact the ultimate collectability. The Company monitors customer credit risk related to accounts receivable and, when deemed necessary, maintains a provision for estimated uncollectible accounts, which is estimated based on historical experience, aging trends and in certain cases, management judgments about specific customers. Based on this analysis, the Company did not record a provision for estimated uncollectible accounts as of March 31, 2026 or 2025.

Concentrations of Credit Risk

Customer credit risk represents the potential for financial loss if a customer is unwilling or unable to meet its agreed upon contractual payment obligations. Three customers accounted for approximately 48% of total accounts receivable as of March 31, 2026 and three customers accounted for approximately 49% of total accounts receivable as of March 31, 2025. No other single customer accounted for more than 10% of accounts receivable in either period.

In the Music Publishing segment, the Company collects a significant portion of its royalties from global copyright collecting societies. Collecting societies and associations are generally not-for-profit organizations that represent composers, songwriters and music publishers. These organizations seek to protect the rights of their members by licensing, collecting license fees and distributing royalties for the use of the members' works. The Company does not believe there is any significant collection risk from such societies and associations.

In the Recorded Music segment, the majority of the revenue is collected from the Company's distribution partners, rather than directly from the customers. These distribution partners primarily pay through the revenue to the Company on a monthly basis. The Company routinely assesses the financial strength of its distribution partners and the Company does not believe there is any significant collection risk.

Acquisitions and Business Combinations

In conjunction with each acquisition transaction, the Company assesses whether the transaction should follow accounting guidance applicable to an asset acquisition or a business combination. This assessment requires an evaluation of whether the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, resulting in an asset acquisition or, if not, resulting in a business combination.

If treated as an asset acquisition, the assets are recorded on a relative fair value basis and related acquisition costs are capitalized as part of the asset.

If treated as a business combination, the Company recognizes identifiable assets acquired, liabilities assumed, and non-controlling interests at their fair values at the acquisition date. Any consideration paid in excess of the net fair value of the identifiable assets and liabilities acquired in a business combination is recorded to goodwill and acquisition-related costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of publishing and recorded music catalogs. Intangible assets are recorded at fair value in a business combination and relative fair value in an asset acquisition. Intangible assets are amortized over their expected useful lives using the straight-line method.

The Company periodically reviews the carrying value of its amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the lives assigned may no longer be appropriate. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. If the Company determines that events and circumstances warrant a revision to the remaining period of amortization, an asset's remaining useful life would be changed, and the remaining carrying amount of the asset would be amortized prospectively over that revised remaining useful life.

Goodwill

The Company has $402,067 of goodwill as of March 31, 2026 and 2025, which is classified as "Other assets" in the Company's consolidated balance sheets. All of the goodwill arose in connection with an acquisition accounted for as a business combination and has been assigned to a reporting unit within the Music Publishing segment. There were no impairments, disposals or other acquisitions of goodwill in the fiscal years ended March 31, 2026 and 2025.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company evaluates goodwill for potential impairment on an annual basis on the first day of the fiscal fourth quarter (January 1), or at other times during the year if events or circumstances indicate that it is more-likely-than-not (greater than 50%) that the fair value of a reporting unit is below the carrying amount.

In reviewing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit is less than its carrying amount, the Company will measure any goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performed its annual impairment testing of goodwill as of January 1, 2026 and no impairment was required. The Company's impairment testing consisted of a qualitative assessment. Changes in market conditions, laws and regulations, and key assumptions could negatively impact the results of future impairment testing and could result in the recognition of an impairment charge.

Investments in Equity Affiliates

The Company accounts for investments in equity affiliates using the equity method of accounting when it has the ability to exert significant influence over an investee's operating and financial policies. The Company's share of equity method investee's net income or loss is classified as "Other income (expense), net" in the consolidated statements of income.

The Company also holds investments in equity affiliates consisting of securities of unconsolidated entities in which the Company is not able to exercise significant influence, and that do not have readily determinable market values. The Company accounts for these equity investments using a measurement alternative that measures these securities at initial cost, minus any impairment, plus or minus changes resulting from observable price changes on a non-recurring basis. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3 with gains or losses, if any, classified as "Other income (expense), net" in the consolidated statements of income. The Company recognized an impairment charge of $499,998 to write-down an equity investment to its estimated fair value during the fiscal year ended March 31, 2025. Additionally, a separate equity investment was sold during the fiscal year ended March 31, 2025, which resulted in recognition of a gain of $103,715.

Deferred Revenue

Deferred revenue principally relates to fixed fees and minimum guarantees received in advance of the Company's performance or usage by the licensee. Reductions in deferred revenue are a result of the Company's performance under the contract or usage by the licensee.

Deferred Finance Costs

Deferred finance costs are amortized on an effective interest basis over the term of the related obligation. Deferred finance charges are netted against the loans. See Note 7, "*Secured Line of Credit*" for additional information with respect to the Company's financing arrangements.

Revenues

The Company recognizes revenue when, or as, control of the promised services or goods is transferred to its customers and in an amount that reflects the consideration to which the Company is expected to be entitled in exchange for those services or goods in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Music Publishing

Music Publishing revenues are earned in the form of royalties relating to the licensing of rights in musical compositions and the sale of published sheet music and songbooks and typically involve a single performance obligation. Royalties principally relate to amounts earned from the public performance of musical compositions, the mechanical reproduction of musical compositions on recorded media including digital formats and the use of musical compositions in synchronization with visual images. Music publishing royalties, except for synchronization royalties, are recognized when the sale or usage occurs in accordance with the sales or usage-based royalty exception under ASC 606. The most common form of consideration for publishing contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports when these reports are available for the reporting period or estimates of royalties based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends when usage reports are not available for the reporting period. Synchronization revenue is typically recognized as revenue when the customer has a right to access the license, which is when control is transferred to the customer.

Recorded Music

Revenues from the sale or license of Recorded Music products through digital distribution channels are recognized when the sale or usage occurs based on usage reports received from the customer. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are primarily received monthly. For certain licenses where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer.

Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and control has been transferred.

Principal versus Agent Revenue Recognition

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in a transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

The Company is typically required to pay a specified portion of the fees, earnings, payments and revenues received from the exploitation of the underlying music compositions and recorded music to the original songwriter or recorded artist (the "***Royalty Costs***"). The Company records revenues on a gross basis reflecting its position as a principal in the transaction and any royalties payable to third parties, including the writer's fees and recording artists, are recorded as expenses.

Royalty Costs and Royalty Advances

The Company incurs Royalty Costs that are payable to its songwriters and recording artists generated from the sale or license of its music publishing copyrights and recorded music catalog. Royalties are calculated using negotiated rates in accordance with the songwriter and recording artist contracts. Calculations are based on revenue earned or user/usage measures or by a combination of these calculations. There are instances where such data is not available to be processed and royalty cost calculations may be complex or involve judgments about significant volumes of data to be processed and analyzed.

In some instances, the Company commits to pay its songwriters and recording artists royalties in advance of future sales. The Company accounts for these advances under the related guidance in FASB ASC Topic 928, "*Entertainment — Music*" ("***ASC 928***"). Under ASC 928, the Company capitalizes as assets certain advances, which it believes are recoverable from future royalties to be earned by the songwriter or recording artist when paid. Recoverability is assessed upon initial commitment of the advance based upon the Company's forecast of anticipated revenue from the sale of future and existing musical compositions or albums. Reservoir regularly updates the recoverability assessment as additional data is available. In determining whether the advance is recoverable, the Company evaluates the current and past popularity of the songwriter or recording artist, the sales history of the songwriter or recording artist, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Advances vary in both amount and expected life based on the underlying songwriter or recording artist. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made. During the fiscal years ended March 31, 2026 and 2025, no expense was recognized for advances deemed unrecoverable.

Share-Based Compensation

Compensation expense related to the issuance of share-based awards to the Company's employees and board of directors is measured at fair value on the grant date. Share-based compensation consists primarily of restricted stock units ("***RSUs***") granted under the Reservoir Media, Inc. 2021 Omnibus Incentive Plan (the "***2021 Incentive Plan***"). The Company measures compensation expense for RSUs based on the fair value of the award on the date of grant. The grant date fair value for RSUs is based on the closing market price of the Company's Common Stock on the date of grant. The Company uses the Black-Scholes option pricing model to value stock options. The compensation expense for awards that vest over a future service period is recognized over the requisite service period on a straight-line basis. The Company recognizes share-based award forfeitures as they occur rather than estimating by applying a forfeiture rate.

Earnings Per Share

The consolidated statements of income present basic and diluted earnings per share ("*EPS*"). Basic EPS is computed by dividing Net income attributable to Reservoir Media, Inc. by weighted average common shares outstanding.

Diluted EPS is computed similarly to basic EPS, except that the denominator is increased to include the number of additional shares for potential dilutive effects of RSUs, stock options and warrants outstanding during the period. The dilutive effects of RSUs, stock options and warrants are calculated in accordance with the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Advertising

The Company expenses advertising costs as incurred. Total advertising expenses during the fiscal years ended March 31, 2026 and 2025, were $960,435 and $630,899, respectively.

Employee Benefit Plans

The Company has a 401(k) retirement savings plan open to U.S. based employees who have completed three months of eligible service. The Company contributes $0.60 for every $1.00 of employee contributions up to a maximum of 6% of the employee's salary based upon each individual participant's election. Expenses totaled $268,875 and $247,253 for employer contributions to the 401(k) retirement savings plan in the fiscal years ended March 31, 2026 and 2025, respectively.

Income Taxes

Income taxes are determined using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the differences between the accounting bases of assets and liabilities and their corresponding tax basis. Deferred taxes are measured using enacted tax rates expected to apply when the asset is realized, or the liability is settled. A deferred tax asset is recognized when it is considered more likely than not to be realized.

In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing jurisdictions. Accordingly, the Company accrues liabilities when it believes that it is not more likely than not that it will realize the benefits of tax positions that it has taken in its tax returns or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with ASC 740-10. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense (benefit). Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial position but could possibly be material to the Company's consolidated results of operations or cash flow in any given quarter or annual period.

Companies subject to the Global Intangible Low-Taxed Income provision ("*GILTI*") have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as GILTI. The Company has elected to treat taxes on GILTI as period costs and no deferred tax asset or liability is recorded.

Comprehensive Income (Loss)

The Company reports in accordance with ASC Topic 220, "*Comprehensive Income*" ("*ASC 220*"). ASC 220 requires companies to classify items of other comprehensive income (loss) by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from capital stock and retained earnings in the shareholders' equity section of a statement of financial position.

Derivative Financial Instruments

The Company's interest rate swaps have not been designated as a hedging instrument and, therefore, are recognized at fair value at the end of each reporting period with changes in fair value recorded in the consolidated statements of income.

Fair Value Measurement and Hierarchy

The Company reports in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures*" ("***ASC 820***"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions as to what market participants would use in pricing the asset or liability and are based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- **Level 1** — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- **Level 2** — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- **Level 3** — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 14, "*Financial Instruments*" for additional information.

Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update ("***ASU***") 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("***ASU 2024-03***"), which will require disclosure of additional information about specific expense categories in the notes to financial statements at each interim and annual reporting period. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that adoption of ASU 2024-03 will have on its disclosures upon adoption.

Accounting Standards Recently Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("***ASU 2023-09***"), which expands income tax disclosures, including requiring enhanced disclosures related to the rate reconciliation and income taxes paid information. The amendments in

ASU 2023-09 should be applied on a prospective basis, with retrospective application permitted. ASU 2023-09 is effective for annual periods of public business entities for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company elected to adopt ASU 2023-09 prospectively during the fiscal year ended March 31, 2026, and added required disclosures upon adoption to Note 9, *Income Taxes*.

NOTE 3. REVENUE RECOGNITION

For the Company's operating and reportable segments, Music Publishing and Recorded Music, the Company accounts for a contract when it has legally enforceable rights and obligations and collectability of consideration is probable. The Company identifies the performance obligations and determines the transaction price associated with the contract. Revenue is recognized when, or as, control of the promised services or goods is transferred to the Company's customers, and in an amount that reflects the consideration to which the Company is expected to be entitled in exchange for those services or goods. Certain of the Company's arrangements include licenses of intellectual property with consideration in the form of sales- and usage-based royalties. Royalty revenue is recognized when the subsequent sale or usage occurs using the best estimates available of the amounts that will be received by the Company. The Company recognized revenue of $1,947,135 and $4,382,721 from performance obligations satisfied in previous periods for the fiscal years ended March 31, 2026 and 2025, respectively.

Disaggregation of Revenue

The Company's revenue consisted of the following categories during the fiscal years ended March 31, 2026 and 2025:

	Fiscal Year Ended March 31,	
	2026	2025
Revenue by Type		
Digital	$ 64,683,737	$ 60,520,488
Performance	23,959,320	21,090,422
Synchronization	19,124,857	18,227,367
Mechanical	4,206,180	3,859,467
Other	4,828,423	3,714,486
Total Music Publishing	116,802,517	107,412,230
Digital	36,420,692	30,738,300
Physical	6,071,013	6,157,562
Neighboring rights	4,675,321	4,218,410
Synchronization	4,346,760	3,135,909
Total Recorded Music	51,513,786	44,250,181
Other revenue	7,348,188	7,043,325
Total revenue	$175,664,491	$158,705,736

	Fiscal Year Ended March 31,	
	2026	2025
Revenue by Geographical Location		
United States Music Publishing	$ 63,621,379	$ 62,186,894
United States Recorded Music	27,739,065	24,388,283
United States other revenue	7,348,188	7,043,325
Total United States	98,708,632	93,618,502
International Music Publishing	53,181,138	45,225,336
International Recorded Music	23,774,721	19,861,898
Total International	76,955,859	65,087,234
Total revenue	$175,664,491	$158,705,736

Only the United States represented 10% or more of the Company's total revenues in the fiscal years ended March 31, 2026 and 2025.

Music Publishing

Music publishers act as copyright owners and/or administrators of the musical compositions and generate revenues related to the exploitation of musical compositions (as opposed to recorded music). Music publishers receive royalties from the use of the musical compositions in public performances, digital and physical recordings, and through synchronization (the combination of music with visual images).

Performance revenues are received when the musical composition is performed publicly through broadcast of music on television, radio and cable and in retail locations (*e.g.*, bars and restaurants), live performance at a concert or other venue (*e.g.*, arena concerts and nightclubs) and performance of musical compositions in staged theatrical productions. Digital revenues are derived from musical compositions being embodied in recordings licensed to digital streaming services and digital download services and for digital performance. Mechanical revenues are generated with respect to the musical compositions embodied in recordings sold in any physical format such as vinyl, CDs and DVDs. Synchronization revenues represent the right to use the composition in combination with visual images such as in films or television programs, television commercials and video games as well as from other uses such as in toys or novelty items and merchandise. Other revenues represent earnings for use in printed sheet music and other uses. Digital and synchronization revenue recognition is similar for both Recorded Music and Music Publishing, therefore refer to the discussion within Recorded Music.

Included in these revenue streams, excluding synchronization and other revenues, are licenses with performing rights organizations or collecting societies (*e.g.*, ASCAP, BMI, SESAC and GEMA), which are long-term contracts containing a single performance obligation, which is ongoing access to all intellectual property in an evolving content library. The most common form of consideration for these contracts is sales- and usage-based royalties. The collecting societies submit usage reports, typically with payment for royalties due, often on a quarterly or biannual reporting period, in arrears. Royalties are recognized as the sale or usage occurs based upon usage reports and, when these reports are not available, royalties are estimated based on historical data, such as recent royalties reported, company-specific information with respect to changes in repertoire, industry information and other relevant trends.

The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction, and (ii) collected from customers.

Recorded Music

Recorded Music mainly involves selling, marketing, distribution and licensing of recorded music owned by the Company. Recorded Music revenues are derived from four main sources, which include digital, physical, synchronization and neighboring rights.

Digital revenues are generated from the expanded universe of digital partners, including digital streaming services and download services. Digital licensing contracts are generally long-term with consideration in the form of sales- and usage-based royalties that are typically received monthly. Additionally, for certain licenses, including synchronization licenses, where the consideration is fixed and the intellectual property being licensed is static, revenue is recognized at the point in time when control of the licensed content is transferred to the customer.

Physical revenues are generated from the sale of physical products such as vinyl, CDs and DVDs. The Company uses distribution partners to facilitate the sale of physical products. Revenues from the sale of physical Recorded Music products are recognized upon transfer of control to the customer, which typically occurs once the product has been shipped and the ability to direct use and obtain substantially all of the benefit from the asset have been transferred. In accordance with industry practice and as is customary in many territories, certain products, such as CDs and DVDs, are sold to customers with the right to return unsold items. Revenues from such sales are generally recognized upon shipment based on gross sales.

Synchronization revenues represent royalties or fees for the right to use sound recordings in combination with visual images such as in films or television programs, television commercials and video games. In certain territories, the Company may also receive royalties when sound recordings are performed publicly through broadcast of music on television, radio and cable and in public spaces such as shops, workplaces, restaurants, bars and clubs. These public performance royalties on sound recordings are classified as "Neighboring rights" revenue. For fixed-fee contracts, revenue is recognized at the point in time when control of the licensed content is transferred to the customer. Royalty based contracts are recognized as the underlying sales or usage occurs.

Deferred Revenue

The following table reflects the change in deferred revenue during the fiscal years ended March 31, 2026 and 2025:

	Fiscal Year Ended March 31,	
	2026	2025
Balance at beginning of period	$ 1,885,462	$ 1,163,953
Cash received during period	9,257,405	6,697,757
Revenue recognized during period	(8,670,133)	(5,976,248)
Balance at end of period	$ 2,472,734	$ 1,885,462

During the fiscal years ended March 31, 2026 and 2025, substantially all the deferred revenue balance at the beginning of the period was recognized as revenue during the period.

NOTE 4. ACQUISITIONS

In the ordinary course of business, the Company regularly acquires publishing and recorded music catalogs, which are typically accounted for as asset acquisitions. During the fiscal years ended March 31, 2026 and 2025, the Company completed such acquisitions totaling $97,258,043 and $104,252,219, respectively, inclusive of deferred acquisition payments. Music catalogs acquired during the fiscal years ended March 31, 2026 and 2025 were determined to have a useful life of 30 years.

NOTE 5. INTANGIBLE ASSETS

Intangible assets subject to amortization consist of the following as of March 31, 2026 and 2025:

	2026	2025
Intangible assets subject to amortization:		
Publishing and recorded music catalogs	$ 975,400,109	$ 875,475,723
Artist management contracts	954,397	933,733
Gross intangible assets	976,354,506	876,409,456
Accumulated amortization	(187,613,685)	(156,736,237)
Intangible assets, net	$ 788,740,821	$ 719,673,219

Straight-line amortization expense totaled $30,556,213 and $26,073,069 during the fiscal years ended March 31, 2026 and 2025, respectively. The expected amortization expense of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal year ending March 31:

2027	$ 32,544,418
2028	32,544,418
2029	32,544,418
2030	32,544,418
2031	32,544,418
Thereafter	625,996,763
Total	$788,718,853

NOTE 6. ROYALTY ADVANCES

The Company made royalty advances totaling $16,266,595 and $22,343,425 during the fiscal years ended March 31, 2026 and 2025, respectively, recoupable from the writer's or artist's share of future royalties otherwise payable, in varying amounts. Advances expected to be recouped within the next twelve months are classified as current assets, with the remainder classified as noncurrent assets, net of reserves for amounts that may not be recoverable. The following table reflects the change in royalty advances during the fiscal years ended March 31, 2026 and 2025:

	2026	2025
Balance at beginning of period	$ 70,690,618	$ 69,775,565
Additions	16,266,595	22,343,425
Recoupments	(16,600,099)	(21,565,950)
Foreign currency translation	140,440	137,578
Balance at end of period	$ 70,497,554	$ 70,690,618

NOTE 7. SECURED LINE OF CREDIT

Long-term debt consists of the following as of March 31, 2026 and 2025:

	2026	2025
Secured line of credit	$458,828,410	$391,828,410
Debt issuance costs, net	(3,122,942)	(3,693,656)
	$455,705,468	$388,134,754

Credit Facilities

RMM is a borrower under a revolving credit agreement (as amended or supplemented from time to time, the "*RMM Credit Agreement*") governing RMM's secured line of credit (the "*Senior Credit Facility*"). The maturity date of the loans advanced under the Senior Credit Facility is December 16, 2027.

The interest rate on borrowings under the Senior Credit Facility is equal to, at our option, either the sum of a base rate plus a margin of 1.00% or the sum of a Secured Overnight Financing Rate ("*SOFR*") rate plus a margin of 2.00%, in each case subject to a 0.25% increase based on a consolidated net senior debt to library value ratio. RMM is required to pay an unused fee in respect of unused commitments under the Senior Credit Facility, if any, at a rate of 0.25% per annum. Substantially all tangible and intangible assets of the Company, RHI, RMM and the other subsidiaries pledged as collateral to secure the obligations of RMM under the RMM Credit Agreement.

The RMM Credit Agreement contains customary covenants limiting the ability of the Company, RHI, RMM and certain of its subsidiaries to, among other things, incur debt or liens, merge or consolidate with others, make investments, make cash dividends, redeem or repurchase capital stock, dispose of assets, enter into transactions with affiliates or enter into certain restrictive agreements. In addition, the Company, on a consolidated basis with its subsidiaries, must comply with financial covenants requiring the Company to maintain (i) a fixed charge coverage ratio of not less than 1.10:1.00 for each four fiscal quarter period, and (ii) a consolidated senior debt to library value ratio of 0.45:1.00, subject to certain adjustments. If RMM does not comply with the covenants in the RMM Credit Agreement, the lenders may, subject to customary cure rights, require the immediate payment of all amounts outstanding under the Senior Credit Facility.

The Senior Credit Facility also includes an "accordion feature" that permits RMM to seek additional commitments in an amount not to exceed $150,000,000 that would increase the Senior Credit Facility. As of March 31, 2026, the Senior Credit Facility had a borrowing capacity of $550,000,000, with remaining borrowing availability of $91,171,590.

Interest Rate Swaps

At March 31, 2026, RMM had the following interest rate swaps outstanding, under which it pays a fixed rate and receives a floating interest payment from the counterparty based on SOFR:

Effective Date	Notional Amount at December 21, 2025	Pay Fixed Rate	Maturity
September 30, 2024	$100,000,000	2.946%	December 2027
September 30, 2024	$ 50,000,000	3.961%	December 2027
August 29, 2025	$ 65,000,000	3.405%	December 2027

On September 30, 2024, three previous interest rate swaps expired with original notional amounts of $8,875,000, $88,098,862 and $53,030,237. Through the expiration date of these previous interest rate swaps, RMM paid fixed rates of 1.53%, 1.422% and 0.972%, respectively, to the counterparty and received a floating interest payment from the counterparty based on SOFR.

NOTE 8. OTHER LIABILITIES

The Company's other current liabilities consist primarily of obligations related to certain asset purchases and acquisitions that are due within the next twelve months, which totaled $2,175,347 and $6,966,109 as of March 31, 2026 and 2025, respectively.

As of March 31, 2026, the Company's other non-current liabilities, which consist primarily of obligations related to certain asset purchases and acquisitions that are due more than a year in the future, are as follows:

2028	$206,570
2029	48,592
2030	48,592
2031	41,395
2032 and later	—
Total	$345,149

NOTE 9. INCOME TAXES

The following table presents domestic and foreign income before income taxes for the fiscal years ended March 31:

	2026	2025
Domestic	$13,899,426	$11,905,345
Foreign	(2,744,884)	(2,033,224)
Income before income taxes	$11,154,542	$ 9,872,121

The provision (benefit) for income taxes consists of the following for the fiscal years ended March 31:

	2026	2025
Current income taxes:		
U.S. federal	$ 42,518	$1,550,803
State and local	30,976	29,563
Foreign	927,561	93,161
Total current	1,001,055	1,673,527
Deferred income taxes:		
U.S. federal	3,492,532	1,358,671
State and local	29,332	61,661
Foreign	(1,194,892)	(953,135)
Total deferred	2,326,972	467,197
Income tax expense	$ 3,328,027	$2,140,724

The Company has determined that undistributed earnings of certain non-U.S. subsidiaries will be reinvested for an indefinite period of time. The Company has both the intent and ability to indefinitely reinvest these earnings. Given its intent to reinvest these earnings for an indefinite period of time, the Company has not accrued a deferred tax liability on these earnings. A determination of an unrecognized deferred tax liability related to these earnings is not practicable.

A reconciliation of the statutory tax rate to the effective rate is as follows for the fiscal year ended March 31, 2026:

	Amount	Percentage
Federal income tax at statutory rate	$2,342,454	21.0%
State and local income taxes, net of federal income tax effect[1]	43,614	0.4%
Foreign tax effects		
United Kingdom	146,567	1.3%
United Arab Emirates	129,506	1.2%
Other	22,685	0.2%
Effect of cross border tax laws	(24,633)	(0.2)%
Nontaxable or nondeductible items		
Executive compensation and share-based compensation	512,897	4.6%
Other	15,197	0.1%
Other adjustments		
U.S. return to provision	129,944	1.2%
Other	9,796	0.0%
Actual income tax provision	$3,328,027	29.8%

---

(1) State taxes in California and New York made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the statutory tax rate to the effective rate is as follows for the fiscal year ended March 31, 2025:

Federal income tax statutory rate	21.0%
State and local income taxes, net of federal income tax benefit	1.6%
Foreign subsidiary earnings	0.1%
Remeasurement of deferred tax balances	(0.9)%
Return to provision	(5.9)%
Executive compensation	6.7%
Share-based compensation	(1.0)%
Other, net	0.1%
Effective income tax rate	21.7%

On July 4, 2025, the reconciliation bill, commonly referred to as the "One Big Beautiful Bill Act" ("**OBBBA**"), was signed into law in the U.S., introducing a broad range of tax reform provisions, including changes to interest deductibility, bonus depreciation, and various international provisions with multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The impact of the OBBBA tax legislation did not have a material impact on the consolidated financial statements during the fiscal year ended March 31, 2026, and is not expected to have a material impact in future periods.

The Company's effective tax rate also may vary from period to period depending on, among other factors, the geographic and business mix of earnings and losses. These same and other factors, including history of pre-tax earnings and losses, are taken into account in assessing the ability to realize deferred tax assets.

Income tax payments by jurisdiction for the fiscal year ended March 31, 2026 were comprised of the following:

Income taxes paid:	
U.S., federal	$ 851,591
U.S., state and local	8,655
United Kingdom	376,358
Other	63,716
Total income taxes paid	$1,300,320

Significant components of the Company's deferred income tax liability as of March 31, 2026 and 2025 are as follows:

	2026	2025
Deferred tax assets:		
Net operating loss carryforwards	$ 2,126,553	$ 683,621
Interest expense carryforwards	10,278,568	9,533,126
Lease liability	1,934,351	1,492,056
Compensation	220,045	318,789
Equity investments	153,994	155,027
Total deferred tax assets	14,713,511	12,182,619

	2026	2025
Deferred tax liabilities:		
Fixed assets and leasehold improvements	(105,337)	(68,074)
Intangible assets	(54,150,727)	(48,528,566)
Lease right of use	(1,761,331)	(1,322,937)
Fair value of swaps	(234,806)	(314,107)
Prepaid insurance	(47,907)	—
Unrealized foreign exchange gains	(174,780)	(82,866)
Branch earnings	(24,687)	(94,168)
Total deferred tax liabilities	(56,499,575)	(50,410,718)
Net deferred tax liabilities	$(41,786,064)	$(38,228,099)

As of March 31, 2026, the Company has income tax net operating loss carryforwards of $59,329,515. The Company has recorded a deferred tax asset of $2,126,553, reflecting the benefit of $59,329,515 in loss carryforwards. Such net operating loss carryforwards will expire as follows:

Federal	$ 5,916,060	No expiration date
New York	46,917,852	2035 – 2046
California	3,421,549	2040 – 2046
Tennessee	1,203,036	2035 – 2041
United Arab Emirates	1,689,856	No expiration date
France	181,162	No expiration date

Tax Uncertainties

As of March 31, 2026, the Company has not recorded any unrecognized tax benefits.

Tax Audits

The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns and non-U.S. income tax returns. The Company is subject to examination by federal, state and local, and foreign tax authorities. RMM's Federal income tax returns for the years 2023 through 2025 are subject to examination by the Internal Revenue Service, and RMM's state tax returns are subject to examination by the respective tax authorities for the years 2022 through 2025. Non-U.S. tax returns are subject to examination by the respective tax authorities for the years 2022 through 2025. The Company regularly assesses the likelihood of additional assessments by each jurisdiction and have established tax reserves that the Company believes are adequate in relation to the potential for additional assessments. Examination outcomes and the timing of examination settlements are subject to uncertainty. Although the results of such examinations may have an impact on the Company's unrecognized tax benefits, the Company does not anticipate that such impact will be material to its consolidated financial position or results of operations. The Company does not expect to settle any material tax audits in the next twelve months.

NOTE 10. SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid and income taxes paid for the fiscal years ended March 31, 2026 and 2025 were comprised of the following:

	2026	2025
Interest paid	$24,737,122	$22,751,186
Income taxes paid	$ 1,300,320	$ 1,402,908

Non-cash investing and financing activities for the fiscal years ended March 31, 2026 and 2025 were comprised of the following:

	2026	2025
Acquired intangible assets included in other current liabilities and other liabilities	$1,071,818	$6,223,526
Deferred income taxes associated with acquired intangible assets	$ 705,531	$7,060,651
Reclassification of liability-classified awards to equity-classified awards	$1,075,407	$ 802,500

NOTE 11. SHAREHOLDERS' EQUITY

Warrants

As of March 31, 2026, the Company's outstanding warrants included 5,750,000 publicly-traded warrants (the "*Public Warrants*"), which were issued during ROCC's initial public offering on December 15, 2020, and 137,500 warrants sold in a private placement to ROCC's sponsor (the "*Private Warrants*" and together with the Public Warrants, the "*Warrants*"), which were assumed by the Company in connection with the Business Combination and exchanged into warrants for shares of Common Stock. Each whole Warrant entitles the registered holder to purchase one whole share of Common Stock at a price of $11.50 per share, provided that the Company has an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a registered holder may exercise its Warrants only for a whole number of shares of Common Stock. The Warrants will expire on July 28, 2026, which is five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants in whole, but not in part, at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of Common Stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the registered holders. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the warrant exercise. The Private Warrants are identical to the Public Warrants, except that the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Warrants under ASC Topic 480, *Distinguishing Liabilities from Equity* ("*ASC 480*") and ASC Topic 815, *Derivatives and Hedging* ("*ASC 815*"), and in accordance with its accounting policies, concluded they meet the criteria to be equity classified as they were determined to be indexed in the Company's stock and meet the requirements for equity classification.

NOTE 12. SHARE-BASED COMPENSATION

2021 Incentive Plan

On July 28, 2021, in connection with the Business Combination, the Company adopted the 2021 Incentive Plan, which became effective on such date. 9,726,247 authorized shares of Common Stock were reserved for issuance under the 2021 Incentive Plan. In addition, at the effective time of the Business Combination, options previously granted under the Reservoir Holdings, Inc. 2019 Long Term Incentive Plan (the "*Previous RHI 2019 Incentive Plan*") to purchase shares of RHI Common Stock were converted into options to purchase 1,494,848 shares of Common Stock pursuant to the 2021 Incentive Plan.

Beginning on April 1, 2022 and ending on March 31, 2031, the aggregate number of shares of Common Stock that may be issued under the 2021 Incentive Plan will automatically increase by the lesser of (a) 3% of the total number of shares of Common Stock issued and outstanding on the last day of the preceding fiscal year on a fully diluted basis and assuming that all shares available for issuance under the 2021 Incentive Plan are issued and outstanding, or (b) such number of shares determined by the Board. As of the effective date of the 2021 Incentive Plan, no further stock awards have been or will be granted under the Previous RHI 2019 Incentive Plan, and the Previous RHI 2019 Incentive Plan is no longer in effect. As of March 31, 2026, 15,483,974 shares of Common Stock were available for the Company to grant under the 2021 Incentive Plan.

The 2021 Incentive Plan is administered by the compensation committee of the Board (the "*Compensation Committee*"). The exercise prices, vesting and other restrictions are determined by the Board, except that the exercise price per share of a stock option may not be less than 100% of the fair value of the Common Stock on the date of grant. Stock options awarded under the 2021 Incentive Plan typically expire 10 years after the date of the grant and generally have vesting conditions that the Compensation Committee will determine.

Share-based compensation expense totaled $4,271,714 ($3,331,970, net of taxes) and $4,385,255 ($3,414,065, net of taxes) during the fiscal years ended March 31, 2026 and 2025, respectively. Share-based compensation expense is classified as "Administration expenses" in the accompanying consolidated statements of income. As of March 31, 2026, total unrecognized compensation cost related to share-based compensation arrangements was $2,999,980, which is expected to be recognized over a weighted average period of approximately 0.8 years.

During the fiscal years ended March 31, 2026 and 2025, the Company granted RSUs to satisfy previous obligations to issue a variable number of equity awards based on a fixed monetary amount. Prior to the issuance of these RSUs, the Company classified these awards as liabilities. Upon issuance of the RSUs the awards became equity-classified as they no longer met the criteria to be liability-classified and liabilities of $1,075,407 and $802,500 were reclassified from accounts payable and accrued liabilities to additional paid-in capital during the fiscal years ended March 31, 2026 and 2025, respectively.

Restricted Stock Units

During the fiscal years ended March 31, 2026 and 2025, the Company granted RSUs to certain employees and executive officers under the 2021 Incentive Plan. RSUs are not entitled to dividends or dividend equivalents and are not considered to be participating securities. The Company records share-based compensation expense for RSUs based on their grant date fair value.

The following is a summary of RSU activity for the fiscal year ended March 31, 2026:

	Total Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of April 1, 2025	603,484	$7.31
Granted	652,267	$7.38
Settled	(540,744)	$7.27
Outstanding as of March 31, 2026	715,007	$7.41

Outstanding RSUs as of April 1, 2025, include 12,745 vested RSUs with a weighted average grant date fair value of $7.32. Settled RSUs in the table above include 9,638 of these RSUs vested as of April 1, 2025, which converted to common shares during the fiscal year ended March 31, 2026.

During the fiscal year ended March 31, 2026, 536,452 RSUs vested, of which 5,346 RSUs will convert to common shares at future dates. The remaining 531,106 RSUs converted to common shares during the fiscal year ended March 31, 2026 and are reflected as Settled RSUs in the table above.

Outstanding RSUs as of March 31, 2026, include 8,453 vested RSUs with a weighted average grant date fair value of $7.10, which will convert to common shares at future dates.

The total fair value, determined as of the date of vesting, of RSUs vested and settled during the fiscal years ended March 31, 2026 and 2025 was $4,023,021 and $4,490,048, respectively.

Stock Options

All stock options outstanding as of March 31, 2026 were granted under the Previous RHI 2019 Incentive Plan. Each option to acquire a share of RHI Common Stock issued under the Previous RHI 2019 Incentive Plan that was outstanding immediately prior to the consummation of the Business Combination became fully vested in accordance with the original terms of the awards. Each fully vested option was then converted into an option to purchase shares of Common Stock, with the number of shares of Common Stock subject to the options and exercise price adjusted commensurately with the Exchange Ratio of 196.06562028646. Prior to vesting, the Company recorded share-based compensation expense for stock options based on the estimated fair value of the stock options on the date of the grant using the Black-Scholes option-pricing model.

The following table is a summary of stock option activity under the 2021 Incentive Plan for the fiscal year ended March 31, 2026:

	Total Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Outstanding as of April 1, 2025	1,261,132	$5.11		
Granted	—			
Exercised	(2,678)	$5.11		
Forfeited	—			
Outstanding as of March 31, 2026	1,258,454	$5.11	$5,889,565	3.1
Exercisable as of March 31, 2026	1,258,454	$5.11	$5,889,565	
Vested or expected to vest as of March 31, 2026	1,258,454	$5.11	$5,889,565	3.1

NOTE 13. EARNINGS PER SHARE

The following table summarizes the basic and diluted earnings per common share calculation for the fiscal years ended March 31, 2026 and 2025:

	2026	2025
Basic earnings per common share		
Net income attributable to Reservoir Media, Inc.	$ 8,302,664	$ 7,749,913
Weighted average common shares outstanding – basic	65,536,506	65,161,373
Earnings per common share – basic	$ 0.13	$ 0.12
Diluted earnings per common share		
Net income attributable to Reservoir Media, Inc.	$ 8,302,664	$ 7,749,913
Weighted average common shares outstanding – basic	65,536,506	65,161,373
Weighted average effect of potentially dilutive securities:		
Effect of dilutive stock options and RSUs	770,927	787,993
Weighted average common shares outstanding – diluted	66,307,433	65,949,366
Earnings per common share – diluted	$ 0.13	$ 0.12

Because of their anti-dilutive effect, 5,887,500 shares of Common Stock equivalents comprised of warrants have been excluded from the diluted earnings per share calculation for the fiscal years ended March 31, 2026 and 2025.

NOTE 14. FINANCIAL INSTRUMENTS

The Company is exposed to the following risks related to its financial instruments:

(a) Credit Risk

Credit risk arises from the possibility that the Company's debtors may be unable to fulfill their financial obligations. Revenues earned from publishing and distribution companies are concentrated in the music and entertainment industry. The Company monitors its exposure to credit risk on a regular basis.

(b) Interest Rate Risk

The Company is exposed to market risk from changes in interest rates on its secured line of credit. As described in Note 7, "*Secured Line of Credit,*" the Company entered into interest rate swap agreements to partially reduce its exposure to fluctuations in interest rates on its Credit Facilities.

The fair value of the outstanding interest rate swaps consisted of a $1,356,878 asset and a $289,543 liability as of March 31, 2026 and a $1,828,303 asset and a $410,008 liability as of March 31, 2025. Fair value is determined using Level 2 inputs, which are based on quoted prices and market observable data of similar instruments. The change in the unrealized fair value of the swaps during the fiscal year ended March 31, 2026 of $350,960 was recorded as a Loss on fair value of swaps. The change in the unrealized fair value of the swaps during the fiscal year ended March 31, 2025 of $4,213,819 was driven primarily by the September 2024 decrease in SOFR, as well as the time value of the swaps that expired on September 30, 2024, partially offset by marking to market our current interest rate swap hedges and was recorded as a Loss on fair value of swaps.

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk in fluctuations of currency rates on its revenue from royalties, writers' fees and its subsidiaries' operations.

(d) Financial Instruments

Financial instruments not described elsewhere include cash, accounts receivable, accounts payable, accrued liabilities and borrowing under its secured line of credit. The carrying values of these instruments as of March 31, 2026 and 2025 do not differ materially from their respective fair values due to the immediate or short-term duration of these items or their bearing market-related rates of interest.

NOTE 15. LEASES

The Company leases its business premises under operating leases which have expiration dates between 2028 – 2033. Many of the Company's leases provide for future rent escalations and renewal options. Most of the Company's leases also obligate the Company to pay, as lessee, variable lease cost related to an allocation of maintenance, insurance and property taxes.

The Company defines lease term as the noncancellable term of the lease plus any renewals covered by renewal options that are reasonably certain of exercise based on the Company's assessment of relevant economic factors. The noncancellable term of the lease commences on the date the lessor makes the underlying property in the lease available to the Company, irrespective of when lease payments begin under the contract.

The Company recognizes a right-of-use ("*ROU*") asset and lease liability at lease commencement, which are measured by discounting lease payments using the Company's incremental borrowing rate as the discount rate. The Company determines the incremental borrowing rate applicable to each lease by reference to its outstanding secured borrowings and implied spreads over the risk-free discount rates that correspond to the term of each lease. Subsequent amortization of the ROU asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Reductions of the ROU asset and the change in the lease liability are included in changes in Other long-term assets and liabilities in the Consolidated Statement of Cash Flows.

The Company reassesses lease classification and remeasures ROU assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate contract or upon certain other events that require reassessment. Maintenance and property tax expenses are accounted for on an accrual basis as variable lease cost.

The following is a summary of lease cost for the fiscal years ended March 31, 2026 and 2025:

	2026	2025
Operating lease cost	$1,632,402	$1,520,568
Variable lease cost	74,375	68,278
Total lease cost	$1,706,777	$1,588,846

The following is a summary of supplemental cash flow information related to leases for the fiscal years ended March 31, 2026 and 2025:

	2026	2025
Cash paid for amounts included in the measurement of operating lease liabilities	$1,513,227	$1,455,611
Right-of-use assets received in exchange for operating lease obligations	$3,091,659	$ —

Supplemental balance sheet information related to leases is as follows:

	Classification	2026	2025
Operating lease right-of-use assets	Operating lease right of use assets, net	$7,889,862	$5,949,418
Current portion of operating lease liabilities	Other current liabilities	$1,233,305	$ 988,099
Noncurrent portion of operating lease liabilities	Operating lease liabilities, net of current portion	$7,445,152	$5,723,930

The following is a summary of the weighted average remaining lease term and average discount rate for the Company's operating leases as of March 31, 2026 and 2025:

	2026	2025
Weighted-average remaining lease term (in years)	6.3	7.0
Weighted-average discount rate	6.0%	6.2%

Maturities of the Company's operating lease liabilities as of March 31, 2026 were as follows for the fiscal years ending March 31:

2027	$ 1,725,165
2028	1,777,615
2029	1,614,531
2030	1,402,343
2031	1,410,567
Thereafter	2,625,255
Total lease payments	10,555,476
Less: imputed interest	(1,877,019)
Present value of operating lease payments	8,678,457
Less: current portion of operating lease liabilities	(1,233,305)
Operating lease liabilities, net of current portion	$ 7,445,152

NOTE 16. CONTINGENCIES AND COMMITMENTS

(a) Royalty Advances

The Company has committed to make payments for additional Royalty advances totaling $2,529,075 through March 2027, and a further $2,238,583 through March 2028, subject to certain conditions. These Royalty advances are to be used to fund future music compositions and sound recordings and will be recorded as royalty advances when paid.

(b) Deferred Acquisition costs

As discussed in Note 8, "*Other Liabilities*" the Company has obligations related to certain asset purchases and acquisitions, which are recorded as liabilities. Some of those agreements call for additional amounts to be paid based on future performance of the assets. The Company has recorded liabilities based on its view of the future performance of those assets, but it is possible that the actual performance and resulting obligations may be different than current estimates.

(c) Litigation

The Company is subject to claims and contingencies in the normal course of business. To the extent the Company cannot predict the outcome of the claims and contingencies or estimate the amount of any loss that may result, no provision for any contingent liabilities has been made in the consolidated financial statements. The Company believes that losses resulting from these matters, if any, would not have a material adverse effect on the financial position, results of operations or cash flows of the Company. All such matters which the Company concludes are probable to result in a loss and for which management can reasonably estimate the amount of such loss have been accrued within these consolidated financial statements.

NOTE 17. SEGMENT REPORTING

The Company's business is organized in three operating segments, one of which does not meet the quantitative thresholds for determining reportable segments, and two reportable segments: Music Publishing and Recorded Music. The Company identified its Chief Executive Officer as its Chief Operating Decision Maker ("*CODM*"). The Company's CODM evaluates financial performance of its segments based on operating income before depreciation and amortization ("*OIBDA*"). The CODM regularly reviews trends in OIBDA and compares OIBDA results to budgets to evaluate the profitability of the segments. During the annual budget process, the CODM also considers OIBDA to assist in the allocation of resources to the segments.

The accounting policies of the Company's business segments are consistent with the Company's policies for the consolidated financial statements. The Company does not have sales between segments.

The following tables present total revenue and OIBDA by segment, significant segment expenses, which are expenses that are included in OIBDA, significant to the segment considering qualitative and quantitative factors and regularly provided or easily computed from information regularly provided to the CODM, and reconciliation of OIBDA to income before income taxes for the fiscal years ended March 31, 2026 and 2025:

	Fiscal Year Ended March 31, 2026		
	Music Publishing	Recorded Music	Consolidated
Reportable segment revenue	$116,802,517	$51,513,786	$168,316,303
Other revenue[a]			7,348,188
Consolidated revenue			$175,664,491
Significant segment expenses:			
Cost of revenue	48,469,900	13,521,331	
Administration expenses	27,444,909	11,129,071	
Reportable segment OIBDA	$ 40,887,708	$26,863,384	67,751,092

	Fiscal Year Ended March 31, 2026		
	Music Publishing	Recorded Music	Consolidated
Other profit[a]			1,262,734
Amortization and depreciation			(30,783,011)
Interest expense			(26,451,641)
Gain on foreign exchange			230,549
Loss on fair value of swaps			(350,960)
Other expense, net			(504,221)
Income before income taxes			$ 11,154,542

	Fiscal Year Ended March 31, 2025		
	Music Publishing	Recorded Music	Consolidated
Reportable segment revenue	$107,412,230	$44,250,181	$151,662,411
Other revenue[a]			7,043,325
Consolidated revenue			$158,705,736
Significant segment expenses:			
Cost of revenue	45,161,223	12,268,782	
Administration expenses	24,906,776	9,231,858	
Reportable segment OIBDA	$ 37,344,231	$22,749,541	60,093,772
Other profit[a]			1,266,495
Amortization and depreciation			(26,299,233)
Interest expense			(21,883,321)
Gain on foreign exchange			578,251
Loss on fair value of swaps			(4,213,819)
Other income, net			329,976
Income before income taxes			$ 9,872,121

(a) Other revenue and other profit relate to the Company's artist management operating segment, which does not meet the quantitative thresholds for determining reportable segments in any period presented.

The Company's CODM manages assets on a consolidated basis. Accordingly, segment assets are not reported to the Company's CODM nor used to allocate resources or assess performance of the segments, and therefore, total segment assets have not been disclosed.

Total long-lived assets by country are as follows as of March 31, 2026 and 2025:

	2026	2025
United States	$418,409	$273,366
United Kingdom	243,577	133,418

During the fiscal years ended March 31, 2026 and 2025, a single external customer accounted for 11% of total revenues and is included in both the Music Publishing and Recorded Music segments. No other customer accounted for more than 10% of revenue.

NOTE 18. SUBSEQUENT EVENTS

During the fiscal year ended March 31, 2026, PopArabia FZ-LLC, a subsidiary of the Company, entered into a sale and purchase agreement to acquire all of the issued and outstanding share capital of ViralWave Content Consultancy DWC-LLC ("Viral Wave"), for total consideration of approximately $5.7 million, consisting primarily of cash, subject to customary working capital and other purchase price adjustments (the "Viral Wave Acquisition"). The Viral Wave Acquisition closed on April 7, 2026 following required regulatory approvals and the Company will account for the transaction as a business combination in accordance with ASC Topic 805, *Business Combinations*.

Viral Wave is a music and entertainment organization specializing in content distribution throughout the Middle East and North Africa region ("***MENA***"). The acquisition is expected to support the Company's strategy to expand its presence in emerging markets, including MENA, as well as among global Arabic-language audiences.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2026. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, the end of the period covered in this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

As of March 31, 2026, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management, under the supervision and with the participation of our principal executive officer and principal financial officer, concluded that, as of March 31, 2026, our internal control over financial reporting was effective. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of March 31, 2026, as stated in their report which is included in this Annual Report on Form 10-K.

Previously Disclosed Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We previously disclosed in our Annual Report on Form 10-K for the period ended March 31, 2025, as well as in our Quarterly Reports on Form 10-Q for each interim period in fiscal 2026, a material weakness in our internal control over financial reporting relating to (i) improper design of control activities to address certain risks of material misstatement specifically related to the Company's primary third-party system for processing, recording and reporting of Recorded Music royalty expenses along with Recorded Music royalty payable and advances, which was remediated during the current year, as described below.

Remediation Efforts and Status of the Material Weakness

During fiscal year 2026, management completed testing of remediation over the previously disclosed material weakness described above, and performed the following activities:

- Collaborated with the Company's service organization to understand the controls and available reporting and to communicate management's internal control expectations.

- Provided training to relevant process and control owners regarding control responsibilities and management's internal control expectations.

- Designed, implemented and operated general IT controls to verify that logical access and program changes within the Company's third-party system for the processing, recording and reporting of Recorded Music royalty expense along with Recorded Music royalty payables and advances were appropriate and properly authorized.

- Designed, implemented and operated reconciliation and recalculation business process controls to address the accuracy and completeness of data processed and calculated by the Company's third-party system for the processing, recording and reporting of Recorded Music royalty expense along with Recorded Music royalty payables and advances.

Based on the activities performed, management has concluded that the material weakness has been remediated as of March 31, 2026.

Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fiscal quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 9B.   Other Information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended March 31, 2026, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2026 fiscal year, and is herein incorporated by reference.

Code of Ethics

We have adopted a Code of Ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Ethics is posted on our Investor Relations website at *https://investors.reservoir-media.com/* on the Corporate Governance page of the website. To the extent required by SEC rules, we intend to disclose any amendments to our Code of Ethics, and any waiver of a provision of the Code of Ethics with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website referred to above following any such amendment or waiver.

Item 11.   Executive Compensation

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2026 fiscal year, and is herein incorporated by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2026 fiscal year, and is herein incorporated by reference.

Item 13.   Certain Relationships and Related Transactions, Director Independence

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2026 fiscal year, and is herein incorporated by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in our definitive Proxy Statement pertaining to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2026 fiscal year, and is herein incorporated by reference.

Item 15.   Exhibits and Financial Statement Schedules

(a)   The following documents are filed as a part of this Annual Report:

1)   *Financial Statements.*   Our financial statements are included in Part II, Item 8 of this Annual Report.

2)   *Financial Statements Schedules.*   All schedules are omitted either because they are not applicable, not required, or the information required to be set forth therein is included under Part II, Item 8 of this Annual Report.

3)   *Exhibits.*   The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Roth CH II Merger Sub Corp. and Reservoir Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Reservoir Media, Inc. (incorporated by reference to Exhibit 3.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
3.2	Amended and Restated Bylaws of Reservoir Media, Inc. (incorporated by reference to Exhibit 3.2 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 1 to Roth CH Acquisition II Co.'s Registration Statement on Form S 1 filed with the SEC on December 7, 2020).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Amendment No. 1 to Roth CH Acquisition II Co.'s Registration Statement on Form S 1 filed with the SEC on December 7, 2020).
4.3	Warrant Agreement, dated as of December 10, 2020, by and between Continental Stock Transfer & Trust Company and Roth CH Acquisition II Co. (incorporated by reference to Exhibit 4.1 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on December 16, 2020).
4.4	Stockholders Agreement, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Reservoir Holdings, Inc. and CHLM Sponsor 1 LLC (incorporated by reference to Exhibit 10.5 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).
4.5	Description of Securities (incorporated by reference to Exhibit 4.6 to Reservoir Media Inc's Annual Report on Form 10-K filed with the SEC on June 21, 2022).
10.1	Amended and Restated Registration Rights Agreement, dated as of April 14, 2021, by and among Roth CH Acquisition II Co., Roth CH Acquisition II Co.'s executive officers, directors and securityholders and Reservoir Holdings, Inc.'s securityholders (incorporated by reference to Exhibit 10.6 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).
10.2	Form of Registration Rights Agreement, dated as of April 14, 2021, entered into by Roth CH Acquisition II Co. in connection with the PIPE Investment (incorporated by reference to Exhibit 10.4 to Roth CH Acquisition II Co.'s Current Report on Form 8 K filed with the SEC on April 15, 2021).

Exhibit Number	Exhibit Description
10.3†	Fourth Amended and Restated Credit Agreement, dated as of July 28, 2021, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.6 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on July 28, 2021).
10.4†	First Amendment to the Fourth Amended and Restated Credit Agreement, dated as of December 7, 2021, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the other loan parties party thereto from time to time, the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Current Report on Form 8 K filed with the SEC on December 7, 2021).
10.5	Second Amendment to the Fourth Amended and Restated Credit Agreement, dated as of December 16, 2022, by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the other loan parties party thereto from time to time, the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Current Report on Form 8-K filed with the SEC on December 20, 2022).
10.6	Third Amendment to the Fourth Amended and Restated Credit Agreement, dated as of June 3, 2025 by and among Reservoir Media Management, Inc., Reservoir Media, Inc., the other loan parties party thereto from time to time, the lenders party thereto from time to time and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Reservoir Media Inc.'s Current Report on Form 8-K filed with the SEC on June 4, 2025).
10.7+	Reservoir Media, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.8+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Reservoir Media, Inc.'s Annual Report on Form 10-K filed with the SEC on June 21, 2022).
10.9+	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.10+	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.11+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.12+	Form of Stock Award Agreement (incorporated by reference to Exhibit 10.5 to Reservoir Media, Inc.'s Registration Statement on Form S 8 filed with the SEC on October 14, 2021).
10.13+	Amended & Restated Letter of Employment, dated March 5, 2026, by and between Reservoir Media Management, Inc. and Golnar Khosrowshahi (incorporated by reference to Exhibit 10.1 to Reservoir Media Inc.'s Current Report on Form 8-K filed with the SEC on March 6, 2026).
10.14+	Amended & Restated Letter of Employment, dated March 5, 2026, by and between Reservoir Media Management, Inc. and Rell Lafargue (incorporated by reference to Exhibit 10.2 to Reservoir Media Inc.'s Current Report on Form 8-K filed with the SEC on March 6, 2026).
10.15+	Amended & Restated Letter of Employment, dated March 5, 2026, by and between Reservoir Media Management, Inc. and Jim Heindlmeyer (incorporated by reference to Exhibit 10.3 to Reservoir Media Inc.'s Current Report on Form 8-K filed with the SEC on March 6, 2026).
21.1**	Subsidiaries of Reservoir Media, Inc.

Exhibit Number	Exhibit Description
19.1*	Securities Trading Policy of Reservoir Media, Inc.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy of Reservoir Media, Inc. (incorporated by reference to Exhibit 97.1 to Reservoir Media Inc.'s Annual Report on Form 10 — K filed with the SEC on May 30, 2024)
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*   Filed herewith.

**   Furnished herewith.

†   Portions of this exhibit have been omitted pursuant to Item 601(a)(v) of Regulation S-K.

+   Indicates a management contract or compensatory plan or agreement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026


RESERVOIR MEDIA, INC.


By: /s/ Golnar Khosrowshahi
      Name: Golnar Khosrowshahi
      Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Golnar Khosrowshahi Golnar Khosrowshahi	Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2026
/s/ Jim Heindlmeyer Jim Heindlmeyer	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2026
/s/ Rell Lafargue Rell Lafargue	President, Chief Operating Officer and Director	May 28, 2026
/s/ Stephen M. Cook Stephen M. Cook	Director	May 28, 2026
/s/ Helima Croft Helima Croft	Director	May 28, 2026
/s/ Ezra S. Field Ezra S. Field	Chair of the Board of Directors	May 28, 2026
/s/ Neil de Gelder Neil de Gelder	Director	May 28, 2026
/s/ Jennifer G. Koss Jennifer G. Koss	Director	May 28, 2026
/s/ Adam Rothstein Adam Rothstein	Director	May 28, 2026
/s/ Ryan P. Taylor Ryan P. Taylor	Director	May 28, 2026

Exhibit 19.1

RESERVOIR MEDIA, INC.
SECURITIES TRADING POLICY.

I. Purpose

To describe the standards concerning the handling of non-public information relating to Reservoir Media, Inc. and its subsidiaries (collectively, the "***Company***") and the buying and selling of securities of the Company.

II. Persons Affected and Prohibited Transactions

This securities trading policy (this "***Policy***") applies to directors, executive officers, other officers and employees of the Company. <u>Please note that the general prohibitions apply to all directors, officers and employees of the Company,</u> while the restrictions set forth in Part V (blackout periods) and Part VI (pre-clearance) apply only to directors, executive officers and certain designated officers and employees. If you are unsure whether you are subject to the restrictions set forth in Part V or Part VI, please contact the Company's General Counsel or his or her designee (the "***Office of the General Counsel***").

The same restrictions described in this Policy also apply to your spouse, minor children and anyone else living in your household, partnerships in which you are a general partner, trusts of which you are a trustee, estates of which you are an executor and investment funds or other similar vehicles with which you are affiliated (collectively, "***Related Persons***"). **<u>You will be responsible for compliance with this Policy by your Related Persons.</u>**

For purposes of this Policy, references to "***trading***" or to "***transactions in securities of the Company***" include purchases or sales of the Company's stock, bonds, options, puts and calls, derivative securities based on securities of the Company, gifts of the Company's securities, loans of the Company's securities, hedging transactions involving or referencing the Company's securities, contributions of the Company's securities to a trust, sales of the Company's stock acquired upon the exercise of stock options, broker-assisted cashless exercises of stock options, market sales to raise cash to fund the exercise of stock options and trades in the Company's stock made under an employee benefit plan, such as a 401(k) plan.

III. Policy Statement

If a director, officer or employee has mate rial non-public information (as further discussed below) relating to the Company, it is the Company's policy that neither that person nor any Related Person:

- **may effect transactions in securities of the Company (other than pursuant to a pre-arranged trading plan that complies with Rule 10b5-1 ("<u>Rule 10b5-1</u>") under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), as described in Part VII below) or engage in any other action to take advantage of that information; or**

- **may pass that information on to any person outside the Company or suggest or otherwise recommend that any such person outside the Company effect a transaction in securities of the Company or engage in any other action to take advantage of that information.**

This Policy will continue to apply after termination of employment to the extent that a former director, officer or employee is in possession of material non-public information at the time of termination. In such case, no transaction in securities of the Company may take place until the information becomes public or ceases to be material.

This Policy also applies to information, obtained in the course of employment with, or by serving as a director of, the Company, relating to any other company, including:

- the Company's service providers, clients, songwriters or artists;

- any entity with which the Company may be negotiating a major transaction or business combination; or

- any entity as to which the Company has an indirect or direct control relationship or a designee on the board of directors.

No director, officer or employee may effect transactions in the securities of any such other company while in possession of material non-public information concerning such company that was obtained in the course of employment with the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Material Information. "**Material information**" is any information that a reasonable investor would consider important in a decision to effect a transaction in securities of the Company, *i.e.*, any information that could reasonably affect the price of such securities. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

- projections of future earnings or losses or other guidance concerning earnings;

- the fact that earnings are inconsistent with consensus expectations;

- a pending or proposed merger, joint venture, acquisition or tender offer;

- a significant sale of assets or the disposition of a subsidiary or business unit;

- changes in dividend policies or the declaration of a stock split or the offering of additional securities;

- changes in senior management or other key employees;

- significant new products or services;

- significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation;

- impending bankruptcy or other financial liquidity problems;

- changes in legislation affecting the Company's business; and

- the gain or loss of a substantial service provider, client, songwriter or artist.

20-20 Hindsight. Remember, if your transaction in securities of the Company becomes the subject of scrutiny, it will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Tipping Information to Others. Whether the information is proprietary information about the Company or other information that could have an impact on the price of the Company's securities, directors, officers and employees must not pass the information on to others. Penalties will apply whether or not you derive, or even intend to derive, any profit or other benefit from another's actions.

When Information is Public. You may not trade on the basis of material information that has <u>not</u> been broadly disclosed to the marketplace, such as through a press release or a filing with the Securities and Exchange Commission (the "**SEC**"), and the marketplace has had time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the end of the second (2nd) business day after the information is released. Thus, if information is released on a Monday, trading should not take place until Thursday. However, if the information in question is contained in a regular quarterly earnings release and the release is issued prior to the opening of the market on a given day, trading may take place on the next business day following the day of release.

Transactions under the Company's Plans. Although this Policy does not generally apply to the exercise of employee stock options (other than cashless exercises as described below), it does apply to the sale of common stock received upon exercise. This Policy applies, however, to the sale as part of a broker-assisted cashless exercise of a stock option and the market sale for the purpose of raising cash to fund the exercise of an option. This Policy also applies to the following elections under a 401(k) plan (if and when the Company makes the Company's securities an investment alternative under the 401(k) plan):

- increasing or decreasing periodic contributions allocated to the purchase of the Company's securities;

- intra-plan transfers of an existing balance in or out of the Company's securities;

- borrowing money against the account if the loan results in the liquidation of any portion of the Company's securities; and

- pre-paying a loan if the pre-payment results in allocation of the proceeds to the Company's securities.

Confidentiality Obligations. The restrictions set forth in this Policy are designed to avoid misuse of material non-public information in violation of the securities laws. These restrictions are in addition to, and in no way alter, the general obligations that each director, officer and employee of the Company has to maintain the confidentiality of all confidential or proprietary information concerning the Company and its business, as well as any other confidential information, that may be learned in the course of service or employment with the Company. No such information is to be disclosed to any other person in the Company, unless that person has a clear need to know that information, and no such information may be disclosed to any third parties, except as required or otherwise contemplated by your function or position.

IV.   Additional Prohibited Transactions

Because the Company believes it is improper and inappropriate for any person to engage in short-term or speculative transactions involving the Company's securities, it is the policy of the Company that directors, officers and employees of the Company, and their Related Persons, are prohibited from engaging in any of the following activities with respect to securities of the Company:

- Purchases of the Company's stock of the Company on margin. Although you may pledge the Company's securities as security for margin accounts, you are responsible for ensuring that foreclosure on any such account would not violate this Policy and you should be aware that sales of the Company's securities could have securities law implications for you.

- Short sales (*i.e.*, selling stock you do not own and borrowing the shares to make delivery). The SEC effectively prohibits directors and officers from selling the Company's securities short. This Policy is simply expanding this prohibition to cover all employees.

- Buying or selling puts, calls, options or other derivatives in respect of the Company's securities.

Although the Company discourages speculative hedging transactions, the Company does permit long-term hedging transactions that are designed to protect an individual's investment in the Company's securities (*i.e.*, the hedge must be for at least twelve months and relate to stock or options held by the individual). If you wish to engage in any such transaction, you must pre-clear it in accordance with the pre-clearance procedures described in Part VI below (even if you are not one of the persons otherwise required to submit your transaction in the Company's securities for pre-clearance). Because these activities raise issues under federal securities laws, any person intending to engage in permitted hedging transactions is strongly urged to consult legal counsel.

V.   Blackout Periods — For Directors, Executive Officers and Certain Other Personnel with Access to the Company's Financial Results

The Company's announcement of quarterly financial results has the potential to have a material impact on the market for the Company's securities. Therefore, in order to avoid any appearance that its directors, officers, employees and other insiders are trading while aware of material non-public information, all directors, executive officers and certain other persons who are or may be expected to be aware of quarterly financial results of the Company will be subject to quarterly blackouts on trading.

The Company has established the following "***blackout periods***" in relation to the publication of its annual and quarterly results: **(a) the period commencing two (2) weeks prior to the end of its fiscal year and ending on and including the second (2nd) trading day after public announcement of the Company's annual financial results; (b) the period commencing two (2) weeks prior to the end of each of its fiscal quarters and ending on and including the second (2nd) trading day after public announcement of the Company's financial results for such quarter; and (c) for directors and executive officers, to the extent and during the periods as the Office of the General Counsel may direct, including as required by Section 306 of the Sarbanes-Oxley Act of 2002, as amended, or its implementing regulations.**

During these blackout periods, all of the Company's directors, officers, employees and other insiders, and their respective Related Persons, and any other person designated by the Office of the General Counsel are **prohibited** from effecting transactions in securities of the Company.

You should be aware that the blackout periods described above may be modified by the Company at any time. In addition, the Company may from time to time determine that effecting transactions in securities of the Company is inappropriate at a time that is outside the blackout periods and, accordingly, may notify you of additional blackout periods at any time. For example, a short blackout period may be imposed shortly before issuance of interim earnings guidance. Persons subject to the blackout period restrictions will receive notice of any modification by the Company of the blackout period policy or of any additional prohibition on trading during a non-blackout period. Persons subject to the blackout period restrictions who terminate their employment with the Company during a blackout period will remain subject to the restrictions until the end of such period.

The Office of the General Counsel may, on a case-by-case basis, authorize effecting a transaction in the Company's securities during a blackout period if the person who wishes to effect such a transaction (i) has, at least two (2) business days prior to the anticipated transaction date, notified the Company in writing of the circumstances and the amount and nature of the proposed transaction and (ii) has certified to the Company that he or she is not in possession of material nonpublic information concerning the Company.

See Part VII below for the principles applicable to transactions under Rule 10b5-1 plans.

VI.   Pre-Clearance of Securities Transactions

To provide assistance in preventing inadvertent violations of the law (which could result, for example, from failure by directors and officers subject to reporting obligations under Section 16 of the Exchange Act) and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), the Company is implementing the following procedure:

All transactions in securities of the Company by any of the Company's directors, officers, employe es and other insiders, and their respective Related Persons, and any other person designated by the Office of the General Counsel must be pre -cleared with the Office of the General Counsel.

Persons subject to these restrictions should contact the Office of the General Counsel <u>at least two (2) business days (or such shorter period as the Office of the General Counsel may determine) in advance</u> and may not effect any transaction subject to the pre-clearance request unless given clearance to do so, which clearance, if granted, will be valid only for three (3) business days following the approval date. If a transaction for which clearance has been granted is not effected (*i.e.*, the trade is not placed) within such three (3) business day period, the transaction must again be pre-cleared.

To the extent that a material event or development affecting the Company remains non- public, persons subject to pre-clearance will not be given permission to effect transactions in securities of the Company. Such persons may not be informed of the reason why they may not trade. Any person that is made aware of the reason for an event-specific prohibition on trading should in no event disclose the reason for the prohibition to third parties and should avoid disclosing the existence of the prohibition, if possible. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.

Note that the pre-clearance procedures may delay the disposition of any security after it is purchased.

See Part VII below for the principles applicable to transactions under Rule 10b5-1 plans.

VII.   10b5-1 Plans.

The SEC has adopted a safe harbor rule, Rule 10b5-1, which provides a defense against insider trading liability for trades that are effected pursuant to a pre-arranged trading plan that meets specified conditions. The trading plan must be properly documented and all of the procedural conditions of Rule 10b5-1 must be satisfied to avoid liability.

Rule 10b5-1 plans allow transactions for the account of an insider to occur during blackout periods or while the insider has material non-public information provided the insider has previously given instructions or other control to effect pre-planned transactions in securities of the Company to a third party. The insider must establish the plan at a time when he or she is not in possession of material non-public information and may not exercise any subsequent influence over how, when or whether to effect the transactions. In addition to other specified conditions, a Rule 10b5-1 plan would specify in writing in advance the amount and price of the securities to be sold and the date for the sale (or a formula for determining the amount, price and date) or would otherwise not permit the insider to exercise any subsequent influence over how, when or whether to effect the transactions. After adopting a valid Rule 10b5-1 plan, the insider will have an affirmative defense that a sale under the plan was not made "on the basis of" material non-public information.

The Company will treat the creation, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to the blackout period rules set forth in Part V of this Policy. Transactions effected pursuant to a properly established Rule 10b5-1 plan however will <u>not</u> be subject to the blackout periods under Part V of this Policy.

The Company will treat the creation, modification or termination of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to pre-clearance under Part VI of this Policy at the time the plan is established, modified or terminated. Persons subject to the pre-clearance policy should coordinate any such plans or arrangements with the Office of the General Counsel. Even though each transaction effected under a Rule 10b5-1 plan does not need to be pre-cleared, it nonetheless must be made in accordance with Rule 144 and must be reported on a Form 4 under Section 16 of the Exchange Act.

VIII. Assistance

Any person who has any questions about this Policy or about specific transactions may contact the Office of the General Counsel. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and ask before acting if you are unsure.

Adopted and Effective: July 28, 2021

STATEMENT OF ACKNOWLEDGMENT

You are being furnished two copies of this Policy. If you are a director, officer or employee who is subject to the blackout and pre-clearance procedures described in Parts IV and V, respectively, of this Policy, please sign one copy below and return it to Reservoir Media, Inc. at 200 Varick Street, Suite 801, New York, New York 10014, Attention: Office of the General Counsel.

I have read and I understand Reservoir Media, Inc.'s Securities Trading Policy and agree to comply with all of its requirements. I understand that failure to do so can result in termination of employment, among other penalties.

Name: _____

Print Above

Signature: _____

Date:

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	% Ownership*
Reservoir Holdings, Inc.	Delaware	100.00%
Reservoir Media Management, Inc.	Delaware	100.00%
Tommy Boy Music, LLC	Delaware	100.00%
Reservoir Media Management UK Limited (f/k/a Reservoir/Reverb Music Limited)	England and Wales	100.00%
Big Life Management Limited	England and Wales	100.00%
RISTER PROD	France	100.00%
Reservoir Popindia Private Limited	India	100.00%
Shapiro, Bernstein & Co. Limited	England and Wales	100.00%
PopArabia FZ-LLC	Abu Dhabi Media Free Zone, United Arab Emirates	56.23%
Esmaa Arabia FZ-LLC	Abu Dhabi Media Free Zone, United Arab Emirates	100.00%
Blue Raincoat Music Limited	England and Wales	100.00%
Chrysalis Records Limited	England and Wales	100.00%
Ensign Records Limited	England and Wales	100.00%
New State Holdings Limited	England and Wales	100.00%
New State Entertainment Limited	England and Wales	100.00%
New State Entertainment (Music Rights) Limited	England and Wales	100.00%
Blue Raincoat Artists Limited	England and Wales	50.10%
Audio Up Inc.	Delaware	<1.00%

Ownership percentages relate to that of the entity directly above, with indentation used to reflect intermediary levels of ownership.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-266370 and 333-278985 on Form S-3 and Registration Statement No. 333-260255 on Form S-8 of our reports dated May 28, 2026, relating to the financial statements of Reservoir Media, Inc. (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended March 31, 2026.

/s/ Deloitte & Touche LLP
New York, New York
May 28, 2026

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Golnar Khosrowshahi, certify that:

1. I have reviewed this Annual Report on Form 10-K of Reservoir Media, Inc. (the "***registrant***");

2. Based on my knowledge, this Annual Report on Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 10-K;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 10-K;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report on Form 10-K our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K based on such evaluation; and

   d) Disclosed in this Annual Report on Form 10-K any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 28, 2026

By: /s/ Golnar Khosrowshahi
_____
Name: Golnar Khosrowshahi
Title: Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jim Heindlmeyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Reservoir Media, Inc. (the "***registrant***");

2. Based on my knowledge, this Annual Report on Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 10-K;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 10-K;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report on Form 10-K our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K based on such evaluation; and

   d) Disclosed in this Annual Report on Form 10-K any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 28, 2026

By: /s/ Jim Heindlmeyer
_____
Name: Jim Heindlmeyer
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Reservoir Media, Inc. (the "***Company***") for the fiscal year ended March 31, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "***Report***"), I, Golnar Khosrowshahi, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 28, 2026

By: /s/ Golnar Khosrowshahi

Name: Golnar Khosrowshahi
Title: Chief Executive Officer (Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Reservoir Media, Inc. (the "*Company*") for the fiscal year ended March 31, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Jim Heindlmeyer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 28, 2026

By: /s/ Jim Heindlmeyer
_____
Name: Jim Heindlmeyer
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)



Corporate Address
Reservoir Media, Inc.
200 Varick Street, Suite 801
New York, NY 10014

Transfer Agent and Registrar
For assistance on matters such as lost shares or name changes on shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
United States of America
https://www.continentalstock.com

Corporate Counsel
Cravath Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001

Independent Auditors
Deloitte & Touche LLP
New York, New York

Stock Market Listing
Our common stock and warrants are traded on the NASDAQ Global Select Market under the symbols "RSVR" and "RSVRW," respectively.

Annual Meeting
You are cordially invited to attend the 2026 Annual Meeting of Stockholders to be held on August 6, 2026, at 12:00 p.m. Eastern Standard time (the "Annual Meeting"). The Annual Meeting will be a virtual stockholder meeting and can be accessed by visiting www.virtualshareholdermeeting.com/RSVR2026. Information regarding how to attend will be included in the proxy materials for the Annual Meeting. All stockholders of record as of the close of business on June 12, 2026 will be sent a formal notice of the meeting and proxy materials.

Investor Relations
Reservoir Media, Inc.
200 Varick Street, Suite 801
New York, NY 10014
Attention: Investor Relations
https://investors.reservoir-media.com
E-mail: ir@reservoir-media.com

Alpha IR Group
Attn: Jackie Marcus
Telephone: (312) 445-2870
E-mail: rsvr@alpha-ir.com

